Form 10-K405, Exhibit 13
period 1995-12-31
SHELBY WILLIAMS INDUSTRIES INC
filed 1996-03-14
CIK 730564

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA    Shelby Williams Industries, Inc.

                                                            December 31 and year then ended
-------------------------------------------------------------------------------------------------------
($000's omitted except for per share data)         1995        1994        1993        1992        1991
-------------------------------------------------------------------------------------------------------
OPERATING RESULTS
-------------------------------------------------------------------------------------------------------
Net sales                                     $ 166,776   $ 159,072   $ 153,527   $ 140,262   $ 139,703
-------------------------------------------------------------------------------------------------------
Cost of sales                                   130,189     126,401     121,872     109,330     109,815
-------------------------------------------------------------------------------------------------------
Restructuring charge                                  -       5,575           -           -       7,763
-------------------------------------------------------------------------------------------------------
Selling and administrative expenses              25,974      25,402      24,770      24,342      24,707
-------------------------------------------------------------------------------------------------------
Interest expense                                  1,257       1,207       1,060       1,622       2,018
-------------------------------------------------------------------------------------------------------
Interest income                                      (9)          -          (8)       (130)       (148)
-------------------------------------------------------------------------------------------------------
Miscellaneous expense (income)                      (65)        106         (26)        (44)         55
-------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                 9,430         381       5,859       5,142      (4,507)
-------------------------------------------------------------------------------------------------------
Income taxes                                      2,650          16       1,709       1,548      (1,364)
-------------------------------------------------------------------------------------------------------
Net income (loss)                                 6,780         365       4,150       3,594      (3,143)
-------------------------------------------------------------------------------------------------------
PER SHARE DATA
-------------------------------------------------------------------------------------------------------
Net sales per common share                    $   18.62   $   17.58   $   16.88   $   15.41   $   15.33
-------------------------------------------------------------------------------------------------------
Net income (loss) per common share                  .76         .04         .46         .39        (.34)
-------------------------------------------------------------------------------------------------------
Cash dividends declared per
   common share                                     .28         .28         .28         .24         .24
-------------------------------------------------------------------------------------------------------
Equity per common share                            5.81        5.41        5.64        5.62        5.47
-------------------------------------------------------------------------------------------------------
Weighted average number of common
   shares outstanding                             8,955       9,049       9,097       9,105       9,113
-------------------------------------------------------------------------------------------------------
CHANGES IN FINANCIAL POSITION
-------------------------------------------------------------------------------------------------------
Cash provided
   by operating activities                    $   9,201   $   4,998   $   1,778   $   7,394   $   7,948
-------------------------------------------------------------------------------------------------------
Capital expenditures                              2,252       2,228       1,720       1,831       1,315
-------------------------------------------------------------------------------------------------------
Depreciation and amortization                     2,833       2,707       2,673       2,706       3,139
-------------------------------------------------------------------------------------------------------
Cash dividends                                    2,511       2,533       2,547       2,186       2,189
-------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
-------------------------------------------------------------------------------------------------------
Stockholders' equity                          $  51,724   $  48,658   $  51,316   $  51,156   $  49,836
-------------------------------------------------------------------------------------------------------
Long-term debt (including current portion)        8,895       8,944       8,987       9,025      21,059
-------------------------------------------------------------------------------------------------------
Total assets                                     89,907      88,520      90,804      86,775      90,576
-------------------------------------------------------------------------------------------------------
Working capital                                  32,016      28,092      28,809      28,680      27,659
-------------------------------------------------------------------------------------------------------
Current assets                                   59,256      57,079      57,151      52,237      55,060
-------------------------------------------------------------------------------------------------------
Net investment in plant and equipment            29,231      29,874      31,630      32,558      33,476
-------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
-------------------------------------------------------------------------------------------------------
Return on average
   common shareholders' equity                      14%          1%          8%          7%           -
-------------------------------------------------------------------------------------------------------
Return on average total assets                     7.6%         .4%        4.7%        4.1%           -
-------------------------------------------------------------------------------------------------------
Pre-tax return on net sales                        5.7%         .2%        3.8%        3.7%           -
-------------------------------------------------------------------------------------------------------
Effective income tax rate                         28.1%        4.2%       29.2%       30.1%      (30.3%)
-------------------------------------------------------------------------------------------------------
After-tax return on net sales                      4.1%         .2%        2.7%        2.6%           -
-------------------------------------------------------------------------------------------------------
Current ratio                                       2.2         2.0         2.0         2.2         2.0
-------------------------------------------------------------------------------------------------------
Debt as percent of total invested capital           15%         16%         15%         15%         30%
-------------------------------------------------------------------------------------------------------
Current assets as percent of total assets           66%         64%         63%         60%         61%
-------------------------------------------------------------------------------------------------------
Dividend payout ratio                               37%           -         61%         61%           -
-------------------------------------------------------------------------------------------------------
PRODUCTIVITY STATISTICS
-------------------------------------------------------------------------------------------------------
Average inventory turnover                         4.6X        4.6X        4.3X        4.0X        4.0X
-------------------------------------------------------------------------------------------------------
Average receivable turnover                        6.8X        6.5X        7.1X        7.4X        7.0X
-------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME               Shelby Williams Industries, Inc.

     Years Ended December 31, 1995, 1994 and 1993                    1995             1994             1993
     ------------------------------------------------------------------------------------------------------
     NET SALES                                              $ 166,776,000    $ 159,072,000    $ 153,527,000
     ------------------------------------------------------------------------------------------------------
     Cost of goods sold                                       130,189,000      126,401,000      121,872,000
     ------------------------------------------------------------------------------------------------------
     Restructuring charge                                               -        5,575,000                -
     ------------------------------------------------------------------------------------------------------
     Selling, general and administrative expenses              25,974,000       25,402,000       24,770,000
     ------------------------------------------------------------------------------------------------------
                                                               10,613,000        1,694,000        6,885,000
     ------------------------------------------------------------------------------------------------------
     OTHER DEDUCTIONS (INCOME):
     ------------------------------------------------------------------------------------------------------
     Interest expense                                           1,257,000        1,207,000        1,060,000
     ------------------------------------------------------------------------------------------------------
     Interest income                                               (9,000)               -           (8,000)
     ------------------------------------------------------------------------------------------------------
     Miscellaneous expense (income)                               (65,000)         106,000          (26,000)
     ------------------------------------------------------------------------------------------------------
                                                                1,183,000        1,313,000        1,026,000
     ------------------------------------------------------------------------------------------------------
     INCOME BEFORE INCOME TAXES                                 9,430,000          381,000        5,859,000
     ------------------------------------------------------------------------------------------------------
     INCOME TAXES:
     ------------------------------------------------------------------------------------------------------
     Current                                                    2,452,000          429,000        2,010,000
     ------------------------------------------------------------------------------------------------------
     Deferred                                                     198,000         (413,000)        (301,000)
     ------------------------------------------------------------------------------------------------------
                                                                2,650,000           16,000        1,709,000
     ------------------------------------------------------------------------------------------------------
     NET INCOME                                             $   6,780,000    $     365,000    $   4,150,000
     ------------------------------------------------------------------------------------------------------
     NET INCOME PER SHARE                                   $         .76    $         .04    $         .46
     ------------------------------------------------------------------------------------------------------
     Weighted average number of
        common shares outstanding                               8,955,000        9,049,000        9,097,000
     ------------------------------------------------------------------------------------------------------

     See accompanying notes.

CONSOLIDATED BALANCE SHEETS

     December 31, 1995 and 1994                                          1995              1994
     ------------------------------------------------------------------------------------------
     ASSETS
     ------------------------------------------------------------------------------------------
     CURRENT ASSETS:
     ------------------------------------------------------------------------------------------
     Cash and cash equivalents                                  $   2,376,000     $   1,633,000
     ------------------------------------------------------------------------------------------
     Accounts receivable, less allowance for doubtful
        accounts of $ 423,000 in 1995 and $ 471,000 in 1994        25,198,000        24,124,000
     ------------------------------------------------------------------------------------------
     Inventories:
     ------------------------------------------------------------------------------------------
        Raw materials                                              12,349,000        12,365,000
     ------------------------------------------------------------------------------------------
        Work in process                                             4,598,000         4,880,000
     ------------------------------------------------------------------------------------------
        Finished goods                                             11,488,000        11,217,000
     ------------------------------------------------------------------------------------------
                                                                   28,435,000        28,462,000
     ------------------------------------------------------------------------------------------
     Prepaid expenses                                               3,247,000         2,860,000
     ------------------------------------------------------------------------------------------
     TOTAL CURRENT ASSETS                                          59,256,000        57,079,000
     ------------------------------------------------------------------------------------------
     INVESTMENT IN AFFILIATE                                                -            50,000
     ------------------------------------------------------------------------------------------
     EXCESS OF COST OVER NET ASSETS OF ACQUIRED COMPANIES             178,000           186,000
     ------------------------------------------------------------------------------------------
     PROPERTY, PLANT AND EQUIPMENT, AT COST:
     ------------------------------------------------------------------------------------------
        Land and land improvements                                  2,876,000         2,870,000
     ------------------------------------------------------------------------------------------
        Buildings and leasehold improvements                       25,408,000        25,256,000
     ------------------------------------------------------------------------------------------
        Machinery and equipment                                    25,029,000        23,592,000
     ------------------------------------------------------------------------------------------
        Construction in progress                                            -           209,000
     ------------------------------------------------------------------------------------------
                                                                   53,313,000        51,927,000
     ------------------------------------------------------------------------------------------
        Less accumulated depreciation and amortization             24,082,000        22,053,000
     ------------------------------------------------------------------------------------------
                                                                   29,231,000        29,874,000
     ------------------------------------------------------------------------------------------
     OTHER ASSETS                                                   1,242,000         1,331,000
     ------------------------------------------------------------------------------------------
                                                                $  89,907,000     $  88,520,000
     ------------------------------------------------------------------------------------------

     See accompanying notes.

                                                Shelby Williams Industries, Inc.


     DECEMBER 31, 1995 AND 1994                                                    1995              1994
     ----------------------------------------------------------------------------------------------------
     LIABILITIES AND STOCKHOLDERS' EQUITY
     ----------------------------------------------------------------------------------------------------
     CURRENT LIABILITIES:
     ----------------------------------------------------------------------------------------------------
     Short-term borrowings                                                $   5,900,000     $   8,450,000
     ----------------------------------------------------------------------------------------------------
     Accounts payable                                                        10,425,000         9,972,000
     ----------------------------------------------------------------------------------------------------
     Customer deposits on orders in process                                   3,245,000         3,391,000
     ----------------------------------------------------------------------------------------------------
     Accrued liabilities                                                      6,787,000         6,738,000
     ----------------------------------------------------------------------------------------------------
     Income taxes                                                               828,000           387,000
     ----------------------------------------------------------------------------------------------------
     Current portion of long-term debt                                           55,000            49,000
     ----------------------------------------------------------------------------------------------------
     TOTAL CURRENT LIABILITIES                                               27,240,000        28,987,000
     ----------------------------------------------------------------------------------------------------
     LONG-TERM DEBT                                                           8,840,000         8,895,000
     ----------------------------------------------------------------------------------------------------
     DEFERRED INCOME TAXES                                                    2,103,000         1,980,000
     ----------------------------------------------------------------------------------------------------
     COMMITMENTS (SEE NOTES)
     ----------------------------------------------------------------------------------------------------
     STOCKHOLDERS' EQUITY:
     ----------------------------------------------------------------------------------------------------
        Common stock, $ .05 par value; authorized 30,000,000 shares;
           issued 11,779,000 shares (1994 - 11,758,000)                         589,000           588,000
     ----------------------------------------------------------------------------------------------------
        Capital in excess of par value                                        7,855,000         7,687,000
     ----------------------------------------------------------------------------------------------------
        Retained earnings                                                    63,398,000        59,129,000
     ----------------------------------------------------------------------------------------------------
        Pension liability adjustment                                           (908,000)         (871,000)
     ----------------------------------------------------------------------------------------------------
                                                                             70,934,000        66,533,000
     ----------------------------------------------------------------------------------------------------
        Less common stock held in treasury;
           2,879,000 shares at cost (1994 - 2,759,000)                       19,210,000        17,875,000
     ----------------------------------------------------------------------------------------------------
     TOTAL STOCKHOLDERS' EQUITY                                              51,724,000        48,658,000
     ----------------------------------------------------------------------------------------------------
                                                                          $  89,907,000     $  88,520,000
     ----------------------------------------------------------------------------------------------------

     See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS           Shelby Williams Industries, Inc.

     Years Ended December 31, 1995, 1994 and 1993                         1995             1994             1993
     -----------------------------------------------------------------------------------------------------------
     CASH FLOWS FROM OPERATING ACTIVITIES:
     -----------------------------------------------------------------------------------------------------------
        Net income                                               $   6,780,000    $     365,000    $   4,150,000
     -----------------------------------------------------------------------------------------------------------
        Adjustments to reconcile net income
           to net cash provided by operating activities:
     -----------------------------------------------------------------------------------------------------------
           Depreciation and amortization                             2,833,000        2,707,000        2,673,000
     -----------------------------------------------------------------------------------------------------------
           Assets abandoned and impaired in restructuring                    -        1,799,000                -
     -----------------------------------------------------------------------------------------------------------
           Provision for losses on accounts receivable                 323,000          308,000          479,000
     -----------------------------------------------------------------------------------------------------------
           Equity change in affiliate                                   50,000         (303,000)          49,000
     -----------------------------------------------------------------------------------------------------------
           Changes in assets and liabilities:
              Accounts receivable                                   (1,397,000)         234,000       (6,585,000)
     -----------------------------------------------------------------------------------------------------------
              Inventories                                               27,000          (10,000)          64,000
     -----------------------------------------------------------------------------------------------------------
              Prepaid expenses                                        (387,000)         155,000          319,000
     -----------------------------------------------------------------------------------------------------------
              Accounts payable and accrued liabilities                 356,000          660,000        2,704,000
     -----------------------------------------------------------------------------------------------------------
              Income taxes payable                                     441,000       (1,471,000)         326,000
     -----------------------------------------------------------------------------------------------------------
           Increase (decrease) in deferred taxes                       123,000           81,000         (876,000)
     -----------------------------------------------------------------------------------------------------------
           Pension liability adjustment                                (37,000)         540,000       (1,411,000)
     -----------------------------------------------------------------------------------------------------------
           Other                                                        89,000          (67,000)        (114,000)
     -----------------------------------------------------------------------------------------------------------
     NET CASH PROVIDED BY OPERATING ACTIVITIES                       9,201,000        4,998,000        1,778,000
     -----------------------------------------------------------------------------------------------------------
     CASH FLOWS FROM INVESTING ACTIVITIES:
     -----------------------------------------------------------------------------------------------------------
     Proceeds from disposal of property,
           plant and equipment                                          70,000            1,000                -
     -----------------------------------------------------------------------------------------------------------
        Capital expenditures                                        (2,252,000)      (2,228,000)      (1,720,000)
     -----------------------------------------------------------------------------------------------------------
     NET CASH USED BY INVESTING ACTIVITIES                          (2,182,000)      (2,227,000)      (1,720,000)
     -----------------------------------------------------------------------------------------------------------
     CASH FLOWS FROM FINANCING ACTIVITIES:
     -----------------------------------------------------------------------------------------------------------
        Net borrowings (repayment) of short-term borrowings         (2,550,000)       1,450,000        1,750,000
     -----------------------------------------------------------------------------------------------------------
        Principal payments of long-term debt                           (49,000)         (43,000)         (38,000)
     -----------------------------------------------------------------------------------------------------------
        Sale of common stock under stock option plan                   169,000           19,000          220,000
     -----------------------------------------------------------------------------------------------------------
        Purchase of common stock for the treasury                   (1,335,000)      (1,049,000)        (252,000)
     -----------------------------------------------------------------------------------------------------------
        Dividends declared and paid                                 (2,511,000)      (2,533,000)      (2,547,000)
     -----------------------------------------------------------------------------------------------------------
     NET CASH USED BY FINANCING ACTIVITIES                          (6,276,000)      (2,156,000)        (867,000)
     -----------------------------------------------------------------------------------------------------------
     Net increase (decrease) in cash
        and cash equivalents                                           743,000          615,000         (809,000)
     -----------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at beginning of year                  1,633,000        1,018,000        1,827,000
     -----------------------------------------------------------------------------------------------------------
     CASH AND CASH EQUIVALENTS AT END OF YEAR                    $   2,376,000    $   1,633,000    $   1,018,000
     -----------------------------------------------------------------------------------------------------------
     Supplemental cash flow information:
     -----------------------------------------------------------------------------------------------------------
        Cash paid during the year for:
     -----------------------------------------------------------------------------------------------------------
           Interest                                              $   1,263,000    $   1,207,000    $   1,060,000
     -----------------------------------------------------------------------------------------------------------
           Income taxes                                              2,061,000        1,766,000        1,318,000
     -----------------------------------------------------------------------------------------------------------
                                                                 $   3,324,000    $   2,973,000    $   2,378,000
     -----------------------------------------------------------------------------------------------------------

     See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY Shelby Williams Industries, Inc.

Years Ended December 31, 1995, 1994 and 1993
---------------------------------------------------------------------------------------------------------------------------------
                                      Common Stock        Capital in                     Pension        Treasury
                                    Shares                excess of       Retained      liability        stock,
                                    issued     Amount     par value       earnings      adjustment       at cost         Total
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992      11,734,000  $ 587,000   $ 7,449,000   $ 59,694,000   $         -   $ (16,574,000)  $ 51,156,000
---------------------------------------------------------------------------------------------------------------------------------
Net income                                 -          -             -      4,150,000             -               -      4,150,000
---------------------------------------------------------------------------------------------------------------------------------
Pension liability adjustment               -          -             -              -    (1,411,000)              -     (1,411,000)
---------------------------------------------------------------------------------------------------------------------------------
Sale of common stock under
   stock option plan                  22,000      1,000       219,000              -             -               -        220,000
---------------------------------------------------------------------------------------------------------------------------------
Common stock purchased for
   treasury (19,000 shares)                -          -             -              -             -        (252,000)      (252,000)
---------------------------------------------------------------------------------------------------------------------------------
Cash dividends - $ .28 per share           -          -             -     (2,547,000)            -               -     (2,547,000)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993      11,756,000    588,000     7,668,000     61,297,000    (1,411,000)    (16,826,000)    51,316,000
---------------------------------------------------------------------------------------------------------------------------------
Net income                                 -          -             -        365,000             -               -        365,000
---------------------------------------------------------------------------------------------------------------------------------
Pension liability adjustment               -          -             -              -       540,000               -        540,000
---------------------------------------------------------------------------------------------------------------------------------
Sale of common stock under
   stock option plan                   2,000          -        19,000              -             -               -         19,000
---------------------------------------------------------------------------------------------------------------------------------
Common stock purchased for
   treasury (105,000 shares)               -          -             -              -             -      (1,049,000)    (1,049,000)
---------------------------------------------------------------------------------------------------------------------------------
Cash dividends - $ .28 per share           -          -             -     (2,533,000)            -               -     (2,533,000)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994      11,758,000    588,000     7,687,000     59,129,000      (871,000)    (17,875,000)    48,658,000
---------------------------------------------------------------------------------------------------------------------------------
Net income                                 -          -             -      6,780,000             -               -      6,780,000
---------------------------------------------------------------------------------------------------------------------------------
Pension liability adjustment               -          -             -              -       (37,000)              -        (37,000)
---------------------------------------------------------------------------------------------------------------------------------
Sale of common stock under
   stock option plan                  21,000      1,000       168,000              -             -               -        169,000
---------------------------------------------------------------------------------------------------------------------------------
Common stock purchased for
   treasury (120,000 shares)               -          -             -              -             -      (1,335,000)    (1,335,000)
---------------------------------------------------------------------------------------------------------------------------------
Cash dividends - $ .28 per share           -          -             -     (2,511,000)            -               -     (2,511,000)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995      11,779,000  $ 589,000   $ 7,855,000   $ 63,398,000   $  (908,000)  $ (19,210,000)  $ 51,724,000
---------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      Shelby Williams Industries, Inc.

December 31, 1995, 1994 and 1993

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
DESCRIPTION OF BUSINESS
Shelby Williams designs, manufactures and distributes products for the contract furniture market. The Company has a significant position in the hospitality and food service markets through its "Shelby Williams" seating line and its "King Arthur" line of function room furniture. The Company provides contemporary upholstery seating products under the names "Preview" and "Madison." It serves the health care, university, office furniture and other institutional markets through its "Thonet" division with health care and dormitory furniture, including chairs and tables, and ergonomically designed office seating products, desks and credenzas. The Company also distributes vinyl wallcoverings for residential, hotel and office use under the name "Sellers & Josephson," and markets other textile products to the architectural and design community through "SW Textiles." The Company distributes floor coverings and other textile products, as well as Shelby Williams products, in Hawaii and the entire Pacific Basin, through "PHF."

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany items and transactions have been eliminated in consolidation.

REVENUE RECOGNITION
Sales are recognized when the products are shipped and include export sales of $ 15,538,000 for 1995, $ 16,279,000 for 1994, and $ 12,008,000 for 1993.

INCOME TAXES
Income tax expense includes Federal and state income taxes currently payable and deferred taxes arising from temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements.

CASH AND CASH EQUIVALENTS
Cash equivalents include highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash.

INVENTORIES
Inventories are carried at the lower of cost or market, determined by the last-in, first-out (LIFO) method. The current replacement cost of inventories exceeded carrying value by approximately $ 10,019,000 at December 31, 1995 and $ 10,490,000 at December 31, 1994.

As a result of the difference between the method of allocating the cost of acquisitions in 1976, 1987 and 1988 for financial reporting purposes, and the method used for income tax purposes, the Company's tax basis in the inventories is approximately $ 25,478,000 at December 31, 1995 and $ 25,505,000 at
December 31, 1994.

PROPERTY, PLANT AND EQUIPMENT
Depreciation and amortization of property, plant and equipment is provided using the straight-line method over the estimated useful lives of the respective assets.

POSTEMPLOYMENT BENEFITS
The Company provides certain postemployment benefits. Payments of these benefits in the past have been infrequent and are not estimable, thus the Company records these benefits on an event basis.

OTHER SIGNIFICANT ACCOUNTING POLICIES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. As a result of significant deductibles in its insurance coverage for liability and worker's compensation claims, the Company provides amounts which management believes are sufficient to cover the associated liabilities.

SHORT-TERM BORROWINGS
--------------------------------------------------------------------------------
The Company has unsecured lines of credit amounting to $ 18,400,000 at interest rates of prime or less. At December 31, 1995, $ 12,500,000 of these lines were unused. The weighted average interest rate on short-term borrowings outstanding on December 31, 1995 and 1994 was 6.7% and 6.8% respectively.

COMMITMENTS
--------------------------------------------------------------------------------
LEASES
The Company leases certain manufacturing facilities under operating leases which expire over the next ten years and one capital lease which expires in 2010. The Company also leases showroom space under operating leases expiring over the next five years.

At December 31, 1995 and 1994, the accompanying consolidated balance sheets included a manufacturing facility under a capital lease as follows:

                                                            1995           1994
--------------------------------------------------------------------------------
Buildings and leasehold improvements                 $ 2,647,000    $ 2,640,000
Less accumulated amortization                          1,530,000      1,382,000
--------------------------------------------------------------------------------
                                                     $ 1,117,000    $ 1,258,000
--------------------------------------------------------------------------------

Future minimum lease payments under capital lease, with the present value of the net minimum lease payments, as of December 31, 1995 are:

Year ending December 31,
--------------------------------------------------------------------------------
1996                                                                $   171,000
1997                                                                    171,000
1998                                                                    171,000
1999                                                                    171,000
2000                                                                    171,000
Subsequent to 2000                                                      720,000
--------------------------------------------------------------------------------
Total minimum lease payments                                          1,575,000

Less amount representing interest (at 13%)                              680,000
--------------------------------------------------------------------------------
Present value of net minimum lease payments                         $   895,000
--------------------------------------------------------------------------------

Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1995 are:

Year ending December 31,
--------------------------------------------------------------------------------
1996                                                                $ 1,687,000
1997                                                                  1,709,000
1998                                                                  1,641,000
1999                                                                  1,166,000
2000                                                                  1,042,000
Subsequent to 2000                                                    1,811,000
--------------------------------------------------------------------------------
Total minimum lease payments required                               $ 9,056,000
--------------------------------------------------------------------------------

Total rental expense for all operating leases aggregated $ 2,008,000 in 1995, $ 1,998,000 in 1994, and $ 1,959,000 in 1993.

COMMON STOCK INFORMATION (UNAUDITED)
--------------------------------------------------------------------------------
The following table sets forth the high and low sales prices of the Company's common stock as reported by the New York Stock Exchange.

                                        Sales Prices         High        Low
--------------------------------------------------------------------------------
1994
   1st Quarter                                              14 3/8      12
   2nd Quarter                                              12 1/4      10
   3rd Quarter                                              10 7/8       9 1/2
   4th Quarter                                              10           7 1/2
--------------------------------------------------------------------------------
1995
   1st Quarter                                              10 1/4       7 1/2
   2nd Quarter                                              11 3/4       9
   3rd Quarter                                              13 3/4      11 3/4
   4th Quarter                                              13 1/2      11 3/8
--------------------------------------------------------------------------------

At December 31, 1995, there were approximately 3,000 holders of record of the Company's common stock, including individual participants in security position listings.

The Company declared and paid cash dividends on its common stock during the last two fiscal years as follows:

--------------------------------------------------------------------------------
Period                                            Cash Dividend per Common Share
--------------------------------------------------------------------------------
                                                                1995       1994
--------------------------------------------------------------------------------
1st Quarter                                                    $ .07      $ .07
2nd Quarter                                                      .07        .07
3rd Quarter                                                      .07        .07
4th Quarter                                                      .07        .07
--------------------------------------------------------------------------------
                                                               $ .28      $ .28
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      Shelby Williams Industries, Inc.

December 31, 1995, 1994 and 1993

QUARTERLY RESULTS (UNAUDITED)
--------------------------------------------------------------------------------
Summarized quarterly results for the years ended December 31, 1995, 1994 and 1993 are as follows:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
1995                    Net Sales     Gross Profit            Net Income            Net Income Per Share
--------------------------------------------------------------------------------------------------------
First               $  39,301,000    $   8,400,000        $    1,325,000                           $ .15
Second                 42,352,000        9,277,000             1,702,000                             .19
Third                  42,518,000        9,379,000             1,874,000                             .21
Fourth                 42,605,000        9,531,000             1,879,000                             .21
--------------------------------------------------------------------------------------------------------
Total               $ 166,776,000    $  36,587,000        $    6,780,000                           $ .76
--------------------------------------------------------------------------------------------------------
1994                    Net Sales     Gross Profit     Net Income (Loss)     Net Income (Loss) Per Share
--------------------------------------------------------------------------------------------------------
First               $  38,122,000    $   7,723,000        $      785,000                           $ .09
Second                 40,208,000        8,340,000             1,104,000                             .12
Third                  38,859,000        7,858,000               876,000                             .10
Fourth                 41,883,000        3,175,000*           (2,400,000)*                          (.27)*
--------------------------------------------------------------------------------------------------------
Total               $ 159,072,000     $ 27,096,000*         $    365,000*                          $ .04 *
--------------------------------------------------------------------------------------------------------
1993                    Net Sales     Gross Profit            Net Income            Net Income Per Share
--------------------------------------------------------------------------------------------------------
First               $  34,329,000    $   7,384,000        $      633,000                           $ .07
Second                 38,244,000        7,930,000             1,002,000                             .11
Third                  39,701,000        8,110,000             1,060,000                             .12
Fourth                 41,253,000        8,231,000             1,455,000                             .16
--------------------------------------------------------------------------------------------------------
Total               $ 153,527,000    $  31,655,000        $    4,150,000                           $ .46
--------------------------------------------------------------------------------------------------------

* See "Restructuring Charge" below for a description of the charge recorded in the fourth quarter of 1994 and its effect on operations.

STOCK OPTION PLANS
--------------------------------------------------------------------------------
Under the Company's incentive stock option plan and directors' stock option plan, options are granted to key employees and directors to purchase the Company's common stock at not less than fair market value at date of grant. At December 31, 1995 and 1994, there were 384,841 and 345,004 shares, respectively, reserved for issuance under the plans. Options granted, exercised and cancelled in 1995 and outstanding at December 31, 1995 and 1994 were as follows:

--------------------------------------------------------------------------------------------------------------------------------
     Number           Number         Number         Number          Number           Per         Number             Number
    of Shares        of Shares      of Shares      of Shares       of Shares        Share       of Shares          of Shares
  Under Option     Under Options  Under Options  Under Options   Under Option      Option      Exercisable        Exercisable
December 31, 1994     Granted       Exercised      Cancelled   December 31, 1995    Price   December 31, 1994  December 31, 1995
--------------------------------------------------------------------------------------------------------------------------------
     85,004                 -         20,163          3,834          61,007        $ 8.38         55,000            61,007
     10,000                 -              -              -          10,000          9.21          6,666            10,000
          -            44,000              -              -          44,000          7.94              -            16,000
          -             4,000              -              -           4,000          8.73              -               -
-------------------------------------------------------------------------------------------------------------------------------
     95,004            48,000         20,163          3,834         119,007                       61,666            87,007
-------------------------------------------------------------------------------------------------------------------------------

Options not exercisable at December 31, 1995, become exercisable in specified increments and expire over the next five years.

LONG-TERM DEBT

----------------------------------------------------------------------------------------------------------------------------------
Long-term debt at December 31, 1995, and 1994 consisted of the following:                                       1995          1994
----------------------------------------------------------------------------------------------------------------------------------
7.8% senior notes due in quarterly installments of $ 1,000,000 in October 1997 through July 1999         $ 8,000,000   $ 8,000,000
13% capitalized lease obligation, due in monthly installments of $ 14,000 (including interest) through
   March 2005, secured by plant with a carrying value of $ 1,117,000                                         895,000       944,000
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           8,895,000     8,944,000

Less amounts due within one year                                                                              55,000        49,000
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         $ 8,840,000   $ 8,895,000
----------------------------------------------------------------------------------------------------------------------------------

The terms of the senior note agreement restrict the payment of dividends and the acquisition of stock for the treasury until the indebtedness is paid in full. At December 31, 1995 there was $ 4,827,000 available for payment of dividends and the acquisition of stock for the treasury. In addition, the Company is restricted as to the incurrence of additional indebtedness and the amount of leases which may be entered into. The Company is in compliance with all such restrictions.

RESTRUCTURING CHARGE
--------------------------------------------------------------------------------
Due to increases in lumber prices and increased competition primarily from imported products, the Company made changes in its product and manufacturing strategies during December 1994, designed to make the Company more competitive in the industry. The plan was to exit certain portions of the Company's enterprise by selling an upholstery business with a related manufacturing facility and discontinuing a part of the product lines in the health care, university and office markets, resulting in closure of another plant. The Company anticipated completing the restructuring by December 31, 1995; however, at that date, negotiations for sale of the upholstery business continued, with the Company planning to consummate the transaction in the first half of 1996. The planned discontinuance of a part of the product lines in the health care, university and office markets was completed in 1995 resulting in the reduction of operations of that plant by approximately 75 percent. The Company plans to move the remaining production to other facilities and close the plant by September 30, 1996.

At December 31, 1994 and 1995, accrued liabilities include $ 795,000 and
$ 439,000, respectively, related to the above, the latter of which is primarily to return the leased plant being closed to original condition. Exit costs paid and charged against the liability in 1995 amounted to $ 356,000, principally severance.

Components of the 1994 charge were as follows:

Write downs resulting from discontinuance of product lines:
   Inventory, to net realizable value                               $ 2,565,000
   Catalogs and other sales materials                                   416,000
Cost related to plants:
   Abandonment of leasehold improvements
      and other fixed assets                                          1,301,000
   Cost to return leased plant to original condition                    471,000
   Other cost, principally severance                                    324,000
Other assets impaired:
   Write-off of goodwill of upholstery business
      which will not be recovered upon its sale                         498,000
--------------------------------------------------------------------------------
                                                                    $ 5,575,000
--------------------------------------------------------------------------------

The revenues and net operating income for the upholstery business that is being sold are as follows:

                                               1995          1994          1993
--------------------------------------------------------------------------------
Revenues                                $ 8,963,000   $ 7,925,000   $ 7,722,000
Net operating income                        325,000       188,000       431,000

The charge was recorded in the fourth quarter of 1994 and reduced the net income of the year by $ 3,850,000 or $ .43 per share. Excluding the restructuring charge, 1994 net income was $ 4,215,000, or $ .47 per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      Shelby Williams Industries, Inc.

December 31, 1995, 1994 and 1993

RETIREMENT PLANS
--------------------------------------------------------------------------------
The Company has several defined benefit pension plans covering essentially all of its employees in the United States. The benefits are based on years of service, and for salaried employees, average annual compensation. The Company's practice is to fund amounts which are required by statute and applicable regulations and which are tax deductible.

Assumptions used in the accounting were:

As of December 31,                                           1995          1994
--------------------------------------------------------------------------------
Discounts rates                                              8.0%          8.5%
Rates of increase in compensation levels                     3.5%            3%
Expected long-term rate of return on assets                  8.5%          8.5%
--------------------------------------------------------------------------------

Net defined benefit pension cost for 1995, 1994, and 1993 included the following components:

                                            1995           1994           1993
--------------------------------------------------------------------------------
Service cost-benefits
   earned during period             $  1,062,000    $ 1,114,000    $   797,000
Interest cost on
   projected benefit obligations       1,088,000        892,000        746,000

Net amortization and deferral          1,504,000       (524,000)       (87,000)

Actual return on plan assets          (2,128,000)        16,000       (408,000)
--------------------------------------------------------------------------------
Total pension plan expense          $  1,526,000    $ 1,498,000    $ 1,048,000
--------------------------------------------------------------------------------

The following table sets forth the funded status of the Company's defined benefit pension plans and amounts recognized in the accompanying consolidated balance sheets as of December 31, 1995 and 1994.

                                                                                                       1995           1994
--------------------------------------------------------------------------------------------------------------------------
Actuarial present value of vested benefit obligations                                          $ 13,281,000   $ 10,658,000
Actuarial present value of accumulated benefit obligations                                     $ 13,842,000   $ 11,091,000
--------------------------------------------------------------------------------------------------------------------------
Actuarial present value of projected benefit obligations for service rendered to date          $ 15,495,000   $ 12,194,000
Plan assets at fair value, primarily cash equivalents and publicly traded stocks and bonds,
   including 22,000 shares of Shelby Williams Industries, Inc. common stock                      12,084,000      8,958,000
--------------------------------------------------------------------------------------------------------------------------
Projected benefit obligations in excess of plan assets                                            3,411,000      3,236,000
Unrecognized net assets being recognized over remaining service period                              213,000        238,000
Unrecognized net loss                                                                            (3,379,000)    (2,792,000)
Unrecognized prior service cost                                                                    (589,000)      (614,000)
Adjustment required to recognize minimum liability                                                2,102,000      2,065,000
--------------------------------------------------------------------------------------------------------------------------
Pension related liability included in accrued liabilities                                      $  1,758,000   $  2,133,000
--------------------------------------------------------------------------------------------------------------------------

The Company has an employee stock ownership plan covering essentially all salaried employees. Contributions are determined annually at the discretion of the Company but not to exceed the amount allowable as a deduction for federal income tax purposes. The contributions were $ 70,000 for 1995, $ 72,000 for 1994, and $ 56,000 for 1993. The plan held 35,000 shares of the Company's common stock at December 31, 1995 and 27,000 shares at December 31, 1994.

Retirement plan expense was $ 1,596,000, $ 1,570,000, and $ 1,104,000 for 1995,
1994, and 1993 respectively.

INCOME TAXES
--------------------------------------------------------------------------------
Deferred income tax liabilities (assets) for differences in tax bases and amounts in the financial statements were as follows:

As of December 31,                                          1995           1994
--------------------------------------------------------------------------------
Current:
   Allocated costs of acquisition inventories        $ 1,005,000    $ 1,005,000
   Pension liability                                    (411,000)      (650,000)
   Restructuring related liabilities                    (149,000)      (270,000)
   Other - net                                          (335,000)       (25,000)
--------------------------------------------------------------------------------
Total included in current income taxes                   110,000         60,000
--------------------------------------------------------------------------------
Noncurrent:
   Property, plant and equipment                       1,868,000      1,842,000
   Other                                                 235,000        138,000
--------------------------------------------------------------------------------
Total noncurrent deferred income taxes                 2,103,000      1,980,000
--------------------------------------------------------------------------------
Net deferred tax liabilities                         $ 2,213,000    $ 2,040,000
--------------------------------------------------------------------------------

The components of income tax expense are as follows:

Year ended December 31,                      1995           1994           1993
--------------------------------------------------------------------------------
Current:
   Federal                            $ 2,350,000    $   415,000    $ 1,891,000
   State                                  102,000         14,000        119,000
--------------------------------------------------------------------------------
                                        2,452,000        429,000      2,010,000
Deferred:
   Federal                                198,000       (413,000)      (301,000)
--------------------------------------------------------------------------------
                                      $ 2,650,000    $    16,000    $ 1,709,000
--------------------------------------------------------------------------------

Income tax expense differs from amounts computed by applying the Federal statutory tax rate to income before income taxes as follows:


Year ended December 31,                      1995           1994           1993
--------------------------------------------------------------------------------
Statutory rate                        $ 3,206,000    $   129,000    $ 1,992,000
State income taxes, net
   of Federal tax benefit                  67,000          9,000         79,000
Other                                    (623,000)      (122,000)      (362,000)
--------------------------------------------------------------------------------
                                      $ 2,650,000    $    16,000    $ 1,709,000
--------------------------------------------------------------------------------
Effective rate                              28.1%           4.2%          29.2%
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

[ERNST & YOUNG LLP LOGO]

THE BOARD OF DIRECTORS AND STOCKHOLDERS
Shelby Williams Industries, Inc.

We have audited the accompanying consolidated balance sheets of Shelby Williams Industries, Inc., as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shelby Williams Industries, Inc., as of December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                        /s/Ernst & Young LLP

January 26, 1996
Atlanta, Georgia

MANAGEMENT'S DISCUSSION                         Shelby Williams Industries, Inc.
AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES
Stockholders' equity at December 31, 1995, was $ 51.7 million. The year-end current ratio was 2.2 to 1, up from 2.0 to 1 a year earlier. Short-term bank credit lines totalled $ 18.4 million at year-end, of which $ 5.9 million was used. Long-term debt at year-end, amounted to $ 8.9 million.

 During the past three years, cash provided from operating activities amounted to $ 16.0 million; $ 6.2 million was used for capital expenditures; and dividends totalling $ 7.6 million were paid to holders of common shares.

 The Company purchased 120,000 shares of its common stock in 1995 for $ 1,335,000 at an average repurchase price of $ 11.13 per share. These repurchases were made to use in connection with exercise of options granted and to be granted under the Company's stock option plans and for other proper corporate purposes. The Board of Directors has authorized the repurchase of an additional 153,000 shares. The Company may purchase these shares from time to time in the future, with purchase decisions to be dependent on market conditions and other factors.

 There were no major capital expenditures in 1995, and none are planned for 1996.

 The Company operates a frame and component manufacturing plant in Mexico. The year-end carrying value of property, plant and equipment at this facility was $ 3,751,000 for 1995, $ 4,051,000 for 1994, and $ 4,347,000 for 1993. All items produced at the plant are shipped to facilities of the Company in the United States for further processing. The value of these transfers amounted to $ 1,906,000 in 1995, $ 1,841,000 in 1994, and $ 1,555,000 in 1993.

INFLATION
During the past year, the Company has experienced an impact of inflation consistent with general economic conditions. Management has placed strong emphasis on control of these costs to reduce the impact on the Company's operations.

PRODUCT LIABILITY LITIGATION
The Company is a defendant in various product liability lawsuits arising in the normal course of business. Management believes that the Company's insurance is adequate to cover its potential liability under all pending and threatened litigation. The Company believes after consultation with counsel, that allegations of punitive damages, which are alleged in certain cases, are without merit.

RESULTS OF OPERATIONS: 1995 COMPARED TO 1994
In 1995, net sales for the Company totalled $ 166.8 million, representing a 4.8 percent increase from the prior year, of which approximately two percent was from volume with the remainder being due to a combination of pricing and mix. Increased order rates, driven by pent-up demand in the refurbishment sector, resulted in the highest year-end backlog of unshipped orders in six years, or $ 29.7 million, being a five percent increase from the prior year.

 Excluding the 1994 restructuring charge described below, gross profit increased from $ 32.7 million, or 20.5 percent of sales, to $ 36.6 million, or 21.9 percent of sales, resulting mainly from greater operating efficiencies and lower expense levels achieved by the restructuring a year ago. Selling, general and administrative expenses in 1995 increased $ 572,000 over 1994, which resulted in an improvement of approximately one-half percent of sales as a function of volume. Weakness in the Mexican economy led to liquidation of Shelby Williams de Mexico, S.A. de C.V., in which the Company owned twenty-five percent of the issued and outstanding shares. The write-off of the investment in and receivable from this affiliate amounted to approximately $ 200,000. The Company's frame and component manufacturing plant in Mexico, mentioned above, was unaffected.

 For the reasons described above, net income increased 60.9 percent to $ 6.8 million, or 76 cents per share, from $ 4.2 million, or 47 cents per share, prior to the 1994 restructuring charge. The charge, described below, reduced 1994 net income by $ 3.9 million, or 43 cents per share.

RESULTS OF OPERATIONS: 1994 COMPARED TO 1993
 Net sales for 1994 increased 3.6 percent to $ 159.1 million from $ 153.5 million for 1993, with virtually all of the increase being due to volume. The year-end unshipped orders backlog of $ 28.4 million was marginally higher than the prior year and the highest year-end level in the past five years.

 A pre-tax restructuring charge of $ 5,575,000 resulted from an "exit plan" adopted and implemented by management in December 1994. Due to increases in lumber prices and increased competition primarily from imported products, the Company made changes in its product and manufacturing strategies during December 1994, designed to make the Company more competitive in the industry. The plan was to exit certain portions of the Company's enterprise by selling an upholstery business with a related manufacturing facility and discontinuing a part of the product lines in the health care, university and office markets, resulting in closure of another plant. The Company anticipated completing the restructuring by December 31, 1995; however, at that date, negotiations for sale of the upholstery business continued, with the Company planning to consummate the transaction in the first half of 1996. The planned discontinuance of a part of the product lines in the health care, university and office markets was completed in 1995 resulting in the reduction of operations of that plant by approximately 75 percent. The Company plans to move the remaining production to other facilities and close the plant by September 30, 1996. This charge includes cash expenditures of $ 795,000 to be incurred in 1995 and 1996. Excluding this charge, gross profit increased from $ 31.7 million to $ 32.7 million, resulting mainly as a function of volume. Through careful managing of selling, general and administrative expenses, these were reduced to a five year low as a percentage of sales, from 16.1 percent for 1993 to 16.0 percent for 1994.

 For the reasons described above, operations for the year resulted in income before taxes of $ 381,000, compared to $ 5.9 million for the prior year. The net income for 1994 was $ 365,000, or $ .04 per share, versus $ 4,150,000 for 1993, or $ .46 per share. The restructuring charge affected net income for the year by $ 3.9 million, or $ .43 per share. Excluding the charge, income before taxes was $ 5,956,000, net income was $ 4,215,000, and net income per share was $ .47.

                                                                              21