Form 10-K405, Exhibit 13
period 1996-12-31
SHELBY WILLIAMS INDUSTRIES INC
filed 1997-03-04
CIK 730564

                        SHELBY WILLIAMS INDUSTRIES, INC.

                  FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                                                    DECEMBER 31 AND YEAR THEN ENDED
                                                       ----------------------------------------------------------
                                                          1996        1995        1994        1993        1992
                                                       ----------  ----------  ----------  ----------  ----------
                                                               ($000'S OMITTED EXCEPT FOR PER SHARE DATA)
OPERATING RESULTS
Net sales............................................  $  172,431  $  166,776  $  159,072  $  153,527  $  140,262
Cost of sales........................................     133,231     130,189     126,401     121,872     109,330
Restructuring charge.................................          --          --       5,575          --          --
Selling and administrative expenses..................      25,765      25,974      25,402      24,770      24,342
Interest expense.....................................         969       1,257       1,207       1,060       1,622
Interest income......................................         (18)         (9)         --          (8)       (130)
Miscellaneous expense (income).......................         (44)        (65)        106         (26)        (44)
Income before income taxes...........................      12,528       9,430         381       5,859       5,142
Income taxes.........................................       4,111       2,650          16       1,709       1,548
Net income...........................................       8,417       6,780         365       4,150       3,594
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------
PER SHARE DATA
Net sales per common share...........................  $    19.58  $    18.62  $    17.58  $    16.88  $    15.41
Net income per common share..........................        0.96        0.76        0.04        0.46        0.39
Cash dividends declared per common share.............        0.30        0.28        0.28        0.28        0.24
Equity per common share..............................        6.38        5.81        5.41        5.64        5.62
Weighted average number of common shares
  outstanding........................................       8,805       8,955       9,049       9,097       9,105
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------
CHANGES IN FINANCIAL POSITION
Cash provided by operating activities................  $    8,069  $    9,201  $    4,998  $    1,778  $    7,394
Capital expenditures.................................       1,189       2,252       2,228       1,720       1,831
Depreciation and amortization........................       2,656       2,833       2,707       2,673       2,706
Cash dividends.......................................       2,643       2,511       2,533       2,547       2,186
FINANCIAL POSITION
Stockholders' equity.................................  $   55,970  $   51,724  $   48,658  $   51,316  $   51,156
Long-term debt (including current portion)...........       8,000       8,895       8,944       8,987       9,025
Total assets.........................................      84,678      89,907      88,520      90,804      86,775
Working capital......................................      37,606      32,016      28,092      28,809      28,680
Current assets.......................................      57,177      59,256      57,079      57,151      52,237
Net investment in plant and equipment................      25,961      29,231      29,874      31,630      32,558
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------
FINANCIAL RATIOS
Return on average common shareholders' equity........         16%         14%          1%          8%          7%
Return on average total assets.......................        9.6%        7.6%         .4%        4.7%        4.1%
Pre-tax return on net sales..........................        7.2%        5.7%         .2%        3.8%        3.7%
Effective income tax rate............................       32.8%       28.1%        4.2%       29.2%       30.1%
After-tax return on net sales........................        4.9%        4.1%         .2%        2.7%        2.6%
Current ratio........................................         2.9         2.2         2.0         2.0         2.2
Debt as percent of total invested capital............         13%         15%         16%         15%         15%
Current assets as percent of total assets............         68%         66%         64%         63%         60%
Dividend payout ratio................................         31%         37%          --         61%         61%
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------
PRODUCTIVITY STATISTICS
Average inventory turnover...........................        4.8X        4.6X        4.6X        4.3X        4.0X
Average receivable turnover..........................        6.8X        6.8X        6.5X        7.1X        7.4X

                                       3

                        SHELBY WILLIAMS INDUSTRIES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                             YEARS ENDED DECEMBER 31,
                                                                  ----------------------------------------------
                                                                       1996            1995            1994
                                                                  --------------  --------------  --------------
NET SALES.......................................................  $  172,431,000  $  166,776,000  $  159,072,000
Cost of goods sold..............................................     133,231,000     130,189,000     126,401,000
Restructuring charge............................................              --              --       5,575,000
Selling, general and administrative expenses....................      25,765,000      25,974,000      25,402,000
                                                                      13,435,000      10,613,000       1,694,000
OTHER DEDUCTIONS (INCOME):
Interest expense................................................         969,000       1,257,000       1,207,000
Interest income.................................................         (18,000)         (9,000)             --
Miscellaneous expense (income)..................................         (44,000)        (65,000)        106,000
                                                                         907,000       1,183,000       1,313,000
INCOME BEFORE INCOME TAXES......................................      12,528,000       9,430,000         381,000
INCOME TAXES:
Current.........................................................       3,638,000       2,452,000         429,000
Deferred........................................................         473,000         198,000        (413,000)
                                                                       4,111,000       2,650,000          16,000
NET INCOME......................................................  $    8,417,000  $    6,780,000  $      365,000
NET INCOME PER SHARE............................................  $         0.96  $         0.76  $         0.04
Weighted average number of common shares outstanding............       8,805,000       8,955,000       9,049,000

                            See accompanying notes.

                        SHELBY WILLIAMS INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                       YEARS ENDED DECEMBER 31,
                                                                                     ----------------------------
                                                                                         1996           1995
                                                                                     -------------  -------------
                                                     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents........................................................  $   1,039,000  $   2,376,000
  Accounts receivable, less allowance for doubtful accounts of $402,000 in 1996 and
    $423,000 in 1995...............................................................     25,224,000     25,198,000
  Inventories:
    Raw materials..................................................................     11,615,000     12,349,000
    Work in process................................................................      4,414,000      4,598,000
    Finished goods.................................................................     11,194,000     11,488,000
                                                                                        27,223,000     28,435,000
  Prepaid expenses.................................................................      3,691,000      3,247,000
Total current assets...............................................................     57,177,000     59,256,000
Excess of cost over net assets of acquired companies...............................        169,000        178,000
PROPERTY, PLANT AND EQUIPMENT, AT COST:
  Land and land improvements                                                             2,930,000      2,876,000
  Buildings and leasehold improvements.............................................     22,969,000     25,408,000
  Machinery and equipment..........................................................     24,207,000     25,029,000
                                                                                        50,106,000     53,313,000
  Less accumulated depreciation and amortization...................................     24,145,000     24,082,000
                                                                                        25,961,000     29,231,000
OTHER ASSETS.......................................................................      1,371,000      1,242,000
                                                                                     $  84,678,000  $  89,907,000

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings............................................................  $          --  $   5,900,000
  Accounts payable.................................................................      9,002,000     10,425,000
  Customer deposits on orders in process...........................................      3,690,000      3,245,000
  Accrued liabilities..............................................................      4,172,000      6,787,000
  Income taxes.....................................................................      1,707,000        828,000
  Current portion of long-term debt................................................      1,000,000         55,000
Total current liabilities..........................................................     19,571,000     27,240,000
Long-term debt.....................................................................      7,000,000      8,840,000
Deferred income taxes..............................................................      2,137,000      2,103,000
Commitments (see notes)
STOCKHOLDERS' EQUITY:
  Common stock, $.05 par value; authorized 30,000,000 shares; issued 11,814,000
    shares (1995--11,779,000)......................................................        591,000        589,000
  Capital in excess of par value...................................................      8,143,000      7,855,000
  Retained earnings................................................................     69,172,000     63,398,000
  Pension liability adjustment.....................................................       (789,000)      (908,000)
                                                                                        77,117,000     70,934,000
  Less common stock held in treasury; 3,047,000 shares at cost (1995--
    2,879,000).....................................................................     21,147,000     19,210,000
Total stockholders' equity.........................................................     55,970,000     51,724,000
                                                                                     $  84,678,000  $  89,907,000

                            See accompanying notes.

                        SHELBY WILLIAMS INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                YEARS ENDED DECEMBER 31,
                                                                      --------------------------------------------
                                                                           1996           1995           1994
                                                                      --------------  -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income........................................................  $    8,417,000  $   6,780,000  $     365,000
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization...................................       2,656,000      2,833,000      2,707,000
    Assets abandoned and impaired in restructuring..................              --             --      1,799,000
    Provision for losses on accounts receivable.....................         139,000        323,000        308,000
    Equity change in affiliate......................................              --         50,000       (303,000)
    Changes in assets and liabilities net of effects from sale of facility:
      Accounts receivable...........................................        (165,000)    (1,397,000)       234,000
      Inventories...................................................        (389,000)        27,000        (10,000)
      Prepaid expenses..............................................        (580,000)      (387,000)       155,000
      Accounts payable and accrued liabilities......................      (3,493,000)       356,000        660,000
      Income taxes payable..........................................         879,000        441,000     (1,471,000)
    Increase in deferred taxes......................................          34,000        123,000         81,000
    Pension liability adjustment....................................         119,000        (37,000)       540,000
    Other...........................................................         452,000         89,000        (67,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES...........................       8,069,000      9,201,000      4,998,000
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of facility......................................       2,000,000             --             --
Proceeds from disposal of property, plant and equipment.............           5,000         70,000          1,000
Capital expenditures................................................      (1,189,000)    (2,252,000)    (2,228,000)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES....................         816,000     (2,182,000)    (2,227,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayment) of short-term borrowings.................      (5,900,000)    (2,550,000)     1,450,000
Principal payments of long-term debt................................         (32,000)       (49,000)       (43,000)
Sale of common stock under stock option plan........................         290,000        169,000         19,000
Purchase of common stock for the treasury...........................      (1,937,000)    (1,335,000)    (1,049,000)
Dividends declared and paid.........................................      (2,643,000)    (2,511,000)    (2,533,000)
NET CASH USED BY FINANCING ACTIVITIES...............................     (10,222,000)    (6,276,000)    (2,156,000)
Net increase (decrease) in cash and cash equivalents................      (1,337,000)       743,000        615,000
Cash and cash equivalents at beginning of year......................       2,376,000      1,633,000      1,018,000
CASH AND CASH EQUIVALENTS AT END OF YEAR............................  $    1,039,000  $   2,376,000  $   1,633,000
Supplemental cash flow information:
  Cash paid during the year for:
    Interest........................................................  $      969,000  $   1,263,000  $   1,207,000
    Income taxes....................................................       3,277,000      2,061,000      1,766,000
                                                                      $    4,246,000  $   3,324,000  $   2,973,000

                            See accompanying notes.

                        SHELBY WILLIAMS INDUSTRIES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                               YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                             --------------------------------------------------------------------------------
                                 COMMON STOCK       CAPITAL
                             --------------------  IN EXCESS               PENSION     TREASURY
                              SHARES                OF PAR     RETAINED   LIABILITY    STOCK, AT
                              ISSUED     AMOUNT      VALUE     EARNINGS   ADJUSTMENT     COST        TOTAL
                             ---------  ---------  ---------  ----------  ----------  -----------  ----------
BALANCE AT DECEMBER 31,
  1993                       11,756,000 $ 588,000  $7,668,000 $61,297,000 $(1,411,000) $(16,826,000) $51,316,000
Net income.................         --         --         --     365,000          --           --     365,000
Pension liability
  adjustment...............         --         --         --          --     540,000           --     540,000
Sale of common stock under
  stock option plan........      2,000         --     19,000          --          --           --      19,000
Common stock purchased for
  treasury (105,000
  shares)..................         --         --         --          --          --   (1,049,000) (1,049,000)
Cash dividends--$.28 per
  share....................         --         --         --  (2,533,000)         --           --  (2,533,000)
BALANCE AT DECEMBER 31,
  1994.....................  11,758,000   588,000  7,687,000  59,129,000    (871,000) (17,875,000) 48,658,000
Net income.................         --         --         --   6,780,000          --           --   6,780,000
Pension liability
  adjustment...............         --         --         --          --     (37,000)          --     (37,000)
Sale of common stock under
  stock option plan........     21,000      1,000    168,000          --          --           --     169,000
Common stock purchased for
  treasury (120,000
  shares)..................         --         --         --          --          --   (1,335,000) (1,335,000)
Cash dividends--$.28 per
  share....................         --         --         --  (2,511,000)         --           --  (2,511,000)
BALANCE AT DECEMBER 31,
  1995.....................  11,779,000   589,000  7,855,000  63,398,000    (908,000) (19,210,000) 51,724,000
Net income.................         --         --         --   8,417,000          --           --   8,417,000
Pension liability
  adjustment...............         --         --         --          --     119,000           --     119,000
Sale of common stock under
  stock option plan........     35,000      2,000    288,000          --          --           --     290,000
Common stock purchased for
  treasury (168,000
  shares)..................         --         --         --          --          --   (1,937,000) (1,937,000)
Cash dividends--$.30 per
  share....................         --         --         --  (2,643,000)         --           --  (2,643,000)
BALANCE AT DECEMBER 31,
  1996.....................  11,814,000 $ 591,000  $8,143,000 $69,172,000 $ (789,000) $(21,147,000) $55,970,000

                            See accompanying notes.

                        SHELBY WILLIAMS INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  DESCRIPTION OF BUSINESS

    Shelby Williams designs, manufactures and distributes products for the contract furniture market. The Company has a significant position in the hospitality and food service markets through its "Shelby Williams" seating line, "King Arthur" line of function room furniture and "Sterno" accessories. It serves the health care, university, office furniture and other institutional markets through its "Thonet" division with health care and dormitory furniture, including chairs and tables, and ergonomically designed office seating products, desks and credenzas. The Company also distributes vinyl wallcoverings for residential, hotel and office use under the name "Sellers &Josephson," and markets other textile products to the architectural and design community through "SW Textiles." The Company distributes floor coverings and other textile products, as well as Shelby Williams products, in Hawaii and the entire Pacific Basin, through "PHF."

  PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany items and transactions have been eliminated in consolidation.

  REVENUE RECOGNITION

    Sales are recognized when the products are shipped and include export sales of $ 14,719,000 for 1996, $15,538,000 for 1995, and $16,279,000 for 1994.

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

  INVENTORIES

    Inventories are carried at the lower of cost or market, determined by the last-in, first-out (LIFO) method. The current replacement cost of inventories exceeded carrying value by approximately $10,123,000 at December 31, 1996 and $ 10,019,000 at December 31, 1995.

    As a result of the difference between the method of allocating the cost of acquisitions in 1976, 1987 and 1988 for financial reporting purposes, and the method used for income tax purposes, the Company's tax basis in the inventories is approximately $24,266,000 at December 31, 1996 and $25,478,000 at December 31, 1995.

                        SHELBY WILLIAMS INDUSTRIES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  PROPERTY, PLANT AND EQUIPMENT

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

SHORT-TERM BORROWINGS

    The Company has unsecured lines of credit amounting to $20,000,000 at interest rates of prime or less. At December 31, 1996, all of these lines were unused. The weighted average interest rate on short-term borrowings outstanding on December 31, 1995 was 6.7%.

COMMITMENTS

  LEASES

    The Company leases certain manufacturing facilities under operating leases which expire over the next nine years. The Company also leases showroom space under operating leases expiring over the next five years.

    Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1996 are:

                                                                                  YEAR ENDING
                                                                                  DECEMBER 31,
                                                                                  ------------
1997............................................................................   $1,662,000
1998............................................................................    1,640,000
1999............................................................................    1,251,000
2000............................................................................    1,162,000
2001............................................................................      729,000
Subsequent to 2001..............................................................    1,201,000
                                                                                  ------------
Total minimum lease payments....................................................   $7,645,000
                                                                                  ------------
                                                                                  ------------

    Total rental expense for all operating leases aggregated $1,912,000 in 1996, $ 2,008,000 in 1995, and $1,998,000 in 1994.

                        SHELBY WILLIAMS INDUSTRIES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

COMMON STOCK INFORMATION (UNAUDITED)

    The following table sets forth the high and low sales prices of the Company's common stock as reported by the New York Stock Exchange.

                                                                     SALES
                                                                    PRICES      HIGH        LOW
                                                                   ---------  ---------  ---------
1995
  1st Quarter....................................................                10 1/4      7 1/2
  2nd Quarter....................................................                11 3/4          9
  3rd Quarter....................................................                13 3/4     11 3/4
  4th Quarter....................................................                13 1/2     11 3/8
1996
  1st Quarter....................................................                12 7/8     10 5/8
  2nd Quarter....................................................                12 1/2     10 1/8
  3rd Quarter....................................................                13 1/2     10 5/8
  4th Quarter....................................................                14 3/4     12 1/4

    At December 31, 1996, there were approximately 3,000 holders of record of the Company's common stock, including individual participants in security position listings.

    The Company declared and paid cash dividends on its common stock during the last two fiscal years as follows:

                                                                                                 CASH DIVIDEND PER
                                                                                                    COMMON SHARE
PERIOD                                                                                            1996       1995
----------------------------------------------------------------------------------------------  ---------  ---------
1st Quarter...................................................................................  $     .07  $     .07
2nd Quarter...................................................................................        .07        .07
3rd Quarter...................................................................................        .08        .07
4th Quarter...................................................................................        .08        .07
                                                                                                      ---        ---
                                                                                                $     .30  $     .28
                                                                                                      ---        ---
                                                                                                      ---        ---

                        SHELBY WILLIAMS INDUSTRIES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

QUARTERLY RESULTS (UNAUDITED)

    Summarized quarterly results for the years ended December 31, 1996, 1995 and 1994 are as follows:

                                                                                                       NET INCOME
1996                                                      NET SALES     GROSS PROFIT     NET INCOME     PER SHARE
------------------------------------------------------  --------------  -------------  --------------  -----------
First.................................................  $   40,734,000  $   9,091,000  $    1,745,000   $     .20
Second................................................      43,548,000      9,894,000       2,032,000         .23
Third.................................................      43,250,000      9,905,000       2,200,000         .25
Fourth................................................      44,899,000     10,310,000       2,440,000         .28
                                                        --------------  -------------  --------------       -----
Total.................................................  $  172,431,000  $  39,200,000  $    8,417,000   $     .96
                                                        --------------  -------------  --------------       -----
                                                        --------------  -------------  --------------       -----


                                                                                                       NET INCOME
1995                                                      NET SALES     GROSS PROFIT     NET INCOME     PER SHARE
------------------------------------------------------  --------------  -------------  --------------  -----------
First.................................................  $   39,301,000  $   8,400,000  $    1,325,000   $     .15
Second................................................      42,352,000      9,277,000       1,702,000         .19
Third.................................................      42,518,000      9,379,000       1,874,000         .21
Fourth................................................      42,605,000      9,531,000       1,879,000         .21
                                                        --------------  -------------  --------------       -----
Total.................................................  $  166,776,000  $  36,587,000  $    6,780,000   $     .76
                                                        --------------  -------------  --------------       -----
                                                        --------------  -------------  --------------       -----

                                                                                                       NET INCOME
                                                                                         NET INCOME    (LOSS) PER
1994                                                      NET SALES     GROSS PROFIT       (LOSS)         SHARE
------------------------------------------------------  --------------  -------------  --------------  -----------
First.................................................  $   38,122,000  $   7,723,000  $      785,000   $     .09
Second................................................      40,208,000      8,340,000       1,104,000         .12
Third.................................................      38,859,000      7,858,000         876,000         .10
Fourth................................................      41,883,000      3,175,000      (2,400,000)*       (.27)*
                                                        --------------  -------------  --------------       -----
Total.................................................  $  159,072,000  $  27,096,000  $     365,000*   $    .04*
                                                        --------------  -------------  --------------       -----
                                                        --------------  -------------  --------------       -----

------------------------

* See "Restructuring Charge" below for a description of the charge recorded in the fourth quarter of 1994 and its effect on operations.

STOCK OPTION PLANS

    Under the Company's incentive stock option plan and directors' stock option plan, options are granted to key employees and directors to purchase the Company's common stock at not less than fair market value at date of grant. At December 31, 1996 and 1995, there were 350,000 and 385,000 shares, respectively, reserved for issuance under the plans. Of options granted, 16,000 in both 1996 and 1995 have five year terms and vest and become fully exercisable at the end of six months service. The remaining options granted in 1996 and 1995 have five year terms and vest and become exercisable in 1/3 increments after 15 months, 30 months, and 45 months, respectively, of continued employment.

    The intrinsic value method is used in accounting for stock-based awards under the Company's stock option plans. Because the exercise price of the Company's stock options at least equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                        SHELBY WILLIAMS INDUSTRIES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

STOCK OPTION PLANS (CONTINUED)
    A summary of the Company's stock option activity, and related information for years ended December 31 follows:

                                             1994                            1995                            1996
                                ------------------------------  ------------------------------  ------------------------------
                                  OPTIONS    WEIGHTED-AVERAGE     OPTIONS    WEIGHTED-AVERAGE     OPTIONS    WEIGHTED-AVERAGE
                                   (000)      EXERCISE PRICE       (000)      EXERCISE PRICE       (000)      EXERCISE PRICE
                                -----------  -----------------  -----------  -----------------  -----------  -----------------
Outstanding beginning of
 year.........................         107       $    8.69              95       $    8.46             119       $    8.30
Granted.......................          --              --              48            8.01              63           12.25
Exercised.....................          (2)           8.38             (20)           8.38             (35)           8.38
Forfeited.....................         (10)          10.86              (4)           8.38              --              --
Outstanding end of year.......          95            8.46             119            8.30             147       $    9.97
Exercisable at end of year....          62            8.47              87            8.39              79       $    9.14
Weighted average fair value of
 options granted during the
 year.........................                                   $    2.44                       $    3.68

    Exercise prices for options outstanding as of December 31, 1996 ranged from $ 7.94 to $12.25. The weighted-average remaining contractual life of those options is 2.7 years.

    The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996, respectively: risk-free interest rates of 6.5%; dividend yields of 2.7%; volatility factors of the expected market price of the Company's common stock of .33 and .32; and a weighted-average expected life of the option of five years.

    The effect of applying the fair value method to the Company's stock-based awards results in net income and earnings per share that are not materially different from amounts reported.

LONG-TERM DEBT

                                                                                            1996          1995
                                                                                        ------------  ------------
Long-term debt at December 31, 1996, and 1995 consisted of the following:
   7.8% senior notes due in quarterly installments of $1,000,000 in October 1997 through July 1999.................................................................  $  8,000,000  $  8,000,000
  13% capitalized lease obligation, due in monthly installments of $14,000 (including interest); final $863,000 discharged by assignment with sale of related facility
    in August 1996....................................................................             0       895,000
                                                                                        ------------  ------------
                                                                                           8,000,000     8,895,000
                                                                                        ------------  ------------
Less amounts due within one year......................................................     1,000,000        55,000
                                                                                        ------------  ------------
                                                                                        $  7,000,000  $  8,840,000
                                                                                        ------------  ------------
                                                                                        ------------  ------------

    The terms of the senior note agreement restrict the payment of dividends and the acquisition of stock for the treasury until the indebtedness is paid in full. At December 31, 1996 there was $6,939,000 available for payment of dividends and the acquisition of stock for the treasury. In addition, the Company is

                        SHELBY WILLIAMS INDUSTRIES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

LONG-TERM DEBT (CONTINUED)
restricted as to the incurrence of additional indebtedness and the amount of leases which may be entered into. The Company is in compliance with all such restrictions.

RESTRUCTURING CHARGE

    Due to increases in lumber prices and increased competition primarily from imported products, the Company made changes in its product and manufacturing strategies during December 1994, designed to make the Company more competitive in the industry. The plan was to exit certain portions of the Company's enterprise by selling an upholstery business with a related manufacturing facility and discontinuing a part of the product lines in the health care, university and office markets, resulting in closure of another plant. The Company anticipated completing the restructuring by December 31, 1995; however, the sale of the upholstery business was not completed until August 1996. The planned discontinuance of a part of the product lines in the health care, university and office markets was completed in 1995 resulting in the reduction of operations of that plant by approximately 75 percent. The Company planned to move the remaining production to other facilities and close the plant by September 30, 1996, but changing economic conditions, particularly labor shortages at those other facilities, necessitated changing the plan to continue the reduced level of production, which is mainly in a portion of the plant owned by the Company. This minor change does not affect the original restructuring provision.

    At December 31, 1995, accrued liabilities include $439,000 related to the above, primarily to return the leased portion of the plant being closed to original condition. These costs were paid and charged against the liability in 1996, completing the plan.

Components of the 1994 charge were as follows:
Write downs resulting from discontinuance of product lines:
  Inventory, to net realizable value............................................  $2,565,000
  Catalogs and other sales materials............................................    416,000
  Cost related to plants:
  Abandonment of leasehold improvements and other fixed assets..................  1,301,000
  Cost to return leased plant to original condition.............................    471,000
  Other cost, principally severance.............................................    324,000
Other assets impaired:
Write-off of goodwill of upholstery business which will not be recovered upon
 its sale.......................................................................    498,000
                                                                                  ---------
                                                                                  $5,575,000
                                                                                  ---------
                                                                                  ---------

    The revenues and net operating income for the upholstery business that was sold are as follows:

                                                                              1996          1995          1994
                                                                          ------------  ------------  ------------
Revenues................................................................  $  5,858,000  $  8,963,000  $  7,925,000
Net operating income....................................................       182,000       325,000       188,000

    The charge was recorded in the fourth quarter of 1994 and reduced the net income of the year by $3,850,000 or $.43 per share. Excluding the restructuring charge, 1994 net income was $4,215,000, or $.47 per share.

                        SHELBY WILLIAMS INDUSTRIES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

RETIREMENT PLANS

    The Company has several defined benefit pension plans covering essentially all of its employees in the United States. The benefits are based on years of service, and for salaried employees, average annual compensation. The Company's practice is to fund amounts which are required by statute and applicable regulations and which are tax deductible.

    Assumptions used in the accounting were:

                                                                                                     AS OF DECEMBER 31,
                                                                                                  ------------------------
                                                                                                     1996         1995
                                                                                                     -----        -----
Discounts rates.................................................................................         8.5%         8.0%
Rates of increase in compensation levels........................................................         3.5%         3.5%
Expected long-term rate of return on assets.....................................................         8.5%         8.5%

    Net defined benefit pension cost for 1996, 1995, and 1994 included the following components:

                                                                             1996          1995           1994
                                                                         ------------  -------------  ------------
Service cost-benefits earned during period.............................  $    966,000  $   1,062,000  $  1,114,000
Interest cost on projected benefit obligations.........................     1,151,000      1,088,000       892,000
Net amortization and deferral..........................................        62,000      1,504,000      (524,000)
Actual return on plan assets...........................................    (1,128,000)    (2,128,000)       16,000
Total pension plan expense.............................................  $  1,051,000  $   1,526,000  $  1,498,000

    The following table sets forth the funded status of the Company's defined benefit pension plans and amounts recognized in the accompanying consolidated balance sheets as of December 31, 1996 and 1995.

                                                                                         1996           1995
                                                                                     -------------  -------------
Actuarial present value of vested benefit obligations..............................  $  14,696,000  $  13,281,000
Actuarial present value of accumulated benefit obligations.........................  $  15,235,000  $  13,842,000
Actuarial present value of projected benefit obligations for service rendered to date..............................................................................  $  15,983,000  $  15,495,000
Plan assets at fair value, primarily cash equivalents and publicly traded stocks and bonds, including 46,000 shares of Shelby Williams Industries, Inc. common
 stock (1995--22,000 shares).......................................................     15,142,000     12,084,000
Projected benefit obligations in excess of plan assets.............................        841,000      3,411,000
Unrecognized net assets being recognized over remaining service period.............        188,000        213,000
Unrecognized net loss..............................................................     (2,669,000)    (3,379,000)
Unrecognized prior service credit (cost)...........................................        231,000       (589,000)
Adjustment required to recognize minimum liability.................................      1,502,000      2,102,000
Pension related liability included in accrued liabilities..........................  $      93,000  $   1,758,000

    The Company has an employee stock ownership plan covering essentially all salaried employees. Contributions are determined annually at the discretion of the Company but not to exceed the amount allowable as a deduction for federal income tax purposes. The contributions were $63,000 for 1996, $70,000 for 1995, and $72,000 for 1994. The plan held 40,000 shares of the Company's common stock at December 31, 1996 and 35,000 shares at December 31, 1995.

                        SHELBY WILLIAMS INDUSTRIES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

RETIREMENT PLANS (CONTINUED)
    Retirement plan expense was $1,114,000, $1,596,000, and $1,570,000 for 1996,
1995, and 1994 respectively.

INCOME TAXES

    Deferred income tax liabilities (assets) for differences in tax bases and amounts in the financial statements were as follows:

                                                                                       AS OF DECEMBER 31,
                                                                                   --------------------------
                                                                                       1996          1995
                                                                                   ------------  ------------
Current:
  Allocated costs of acquisition inventories.....................................  $  1,005,000  $  1,005,000
  Pension liability..............................................................       (13,000)     (411,000)
  Restructuring related liabilities..............................................            --      (149,000)
  Other--net.....................................................................      (364,000)     (335,000)
Total included in current income taxes...........................................       628,000       110,000
Noncurrent:
  Property, plant and equipment..................................................     2,062,000     1,868,000
  Other..........................................................................        75,000       235,000
Total noncurrent deferred income taxes...........................................     2,137,000     2,103,000
Net deferred tax liabilities.....................................................  $  2,765,000  $  2,213,000

    The components of income tax expense are as follows:

                                                                                  YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1996          1995          1994
                                                                          ------------  ------------  ------------
Current:
  Federal...............................................................  $  3,026,000  $  2,350,000  $    415,000
  State.................................................................       612,000       102,000        14,000
                                                                             3,638,000     2,452,000       429,000
Deferred:
  Federal...............................................................       473,000       198,000      (413,000)
                                                                          $  4,111,000  $  2,650,000  $     16,000

    Income tax expense differs from amounts computed by applying the Federal statutory tax rate to income before income taxes as follows:

                                                                                  YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1996          1995          1994
                                                                          ------------  ------------  ------------
 Statutory rate.........................................................  $  4,260,000  $  3,206,000  $    129,000
  State income taxes, net of Federal tax benefit........................       404,000        67,000         9,000
  Other.................................................................      (553,000)     (623,000)     (122,000)
                                                                          $  4,111,000  $  2,650,000  $     16,000
  Effective rate........................................................         32.8%         28.1%          4.2%

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
  Shelby Williams Industries, Inc.

    We have audited the accompanying consolidated balance sheets of Shelby Williams Industries, Inc., as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shelby Williams Industries, Inc., as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/ERNST & YOUNG LLP
January 30, 1997
Atlanta, Georgia

                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS



LIQUIDITY AND CAPITAL RESOURCES

    The Company's principal sources of funds have been, and are expected to continue to be, cash flows from operations and borrowings under credit lines provided by banks. At December 31, 1996, the Company had cash and cash equivalents of $1.0 million compared with $2.4 million at December 31, 1995.

    The Company has additional sources of liquidity available in the form of committed lines of credit maintained with banks. Unused short-term bank credit lines totaled $20.0 million at December 31, 1996. Long-term debt at year-end, including current portions of $1.0 million, amounted to $8.0 million. Total debt as a percentage of total capitalization was 12.5% at December 31, 1996.

    The Company's outstanding indebtedness consists of a note payable to an institutional investor which bears interest at an annual rate of 7.8%. Amortization of $1.0 million per quarter begins in October 1997 and continues through July 1999. Pursuant to the terms of the note, a prepayment option is available only at a substantial penalty.

    Net cash provided by operating activities was $8.1 million in 1996.

    Net cash provided by investing activities was $816,000 in 1996, which principally reflects $2.0 million from the sale of the Preview facility described below, partially offset by capital expenditures of $1.2 million. Capital expenditures in 1996 were primarily used to upgrade manufacturing equipment. In 1997, the Company expects capital expenditures of approximately $6.0 million which will consist of $3.0 million for a new regional manufacturing facility, $2.0 million for a powder coating system and $1.0 million for automated machinery.

    Cash used by financing activities in 1996 was $10.2 million which principally reflects the repayment of $5.9 million of total indebtedness, the payment of $2.6 million in dividends and the repurchase of $1.9 million of treasury stock.

    The Company's stockholders' equity at December 31, 1996, was $56.0 million. The Company purchased 168,000 shares of its common stock in 1996 for $1.9 million at an average repurchase price of $11.52 per share. These repurchases were made to provide shares upon the exercise of options granted and to be granted under the Company's stock option plans. In January 1997, the Company's Board of Directors authorized the repurchase of an additional 467,000 shares of Common Stock. The Company may purchase these shares from time to time, depending on market conditions, in the open market or privately negotiated transactions.

    The Company operates a frame and component manufacturing plant in Mexico. The year-end carrying value of property, plant and equipment at this facility was $3.5 million for 1996, $3.8 million for 1995, and $4.1 million for 1994. All items produced at the plant are shipped to facilities of the Company in the United States for further processing. The value of these transfers amounted to $2.1 million in 1996, $1.9 million in 1995, and $1.8 million in 1994.

    The Company believes that cash on hand, internally generated cash flows, the net proceeds of a planned offering of Company stock, and available credit lines will be adequate to support currently planned business operations both on a near-term and long-term basis.

1996 COMPARED TO 1995

    Net sales increased 3.4% to $172.4 million in 1996 from $166.8 million in 1995. This increase was due almost entirely to volume increases. Volume growth was primarily attributable to the continued robust levels of refurbishment activity in the hospitality and food service markets. The Company's sales growth also reflects higher levels of new construction, particularly in the budget sector of the hospitality market and in the food service and gaming markets. Excluding Preview, net sales increased by 5.6% to $166.6 million in 1996 from $157.8 million in 1995. At December 31, 1996, the backlog of orders, which achieved record levels, was approximately $32.0 million, compared to $28.0 million, excluding Preview, at December 31, 1995.

    Gross profit increased 7.1% to $39.2 million in 1996 from $36.6 million in 1995. The gross profit margin increased to 22.7% in 1996 compared to 21.9% in 1995, reflecting higher factory utilization rates and favorable product mix. Excluding Preview, gross profit margins in 1996 and 1995 were 22.6% and 21.6%, respectively.

    Selling, general and administrative expenses decreased 0.8% to $25.8 million in 1996 from $26.0 million in 1995. As a percentage of net sales, selling, general and administrative expenses decreased to 14.9% in 1996 from 15.6% in 1995. This decrease reflects the success of management's cost containment programs. Excluding Preview, selling, general and administrative expenses increased 2.3% to $24.3 million in 1996 from $23.8 million in 1995, and as a percentage of sales were 14.6% and 15.1% in 1996 and 1995, respectively.

    As a result of the factors described above, operating profit increased 26.4% to $13.4 million in 1996 from $10.6 million in 1995. The operating margin improved to 7.8% in 1996 compared to 6.4% in 1995. Excluding Preview, operating profits in 1996 and 1995 were $13.3 million and $10.3 million, respectively, and as a percentage of sales, were 8.0% and 6.5%, respectively. Excluding Preview, operating profit grew 28.8% in 1996, reflecting the high selling, general and administrative expenses of Preview.

    Net interest expense fell 23.8% to $951,000 in 1996 from $1.2 million in 1995. The decrease reflects the reduction in outstanding indebtedness to $8.0 million at December 31, 1996 from $14.8 million at December 31, 1995.

    The effective tax rate increased to 32.8% in 1996 from 28.1% in 1995 due to the absence of tax credits which were no longer available and the effect of reduced export sales.

    As a result of the foregoing, net income increased 24.1% to $8.4 million in 1996, or $0.96 per share, compared to $6.8 million, or $0.76 per share in 1995. Excluding Preview, net income per share in 1996 and 1995 was $0.95 and $0.74, respectively, representing an annual increase of 28.4%

1995 COMPARED TO 1994

    Net sales increased 4.8% to $166.8 million in 1995 from $159.1 million in 1994. Of such increase, approximately 2% was due to volume increases with the remainder being due to a combination of increased pricing and favorable product mix. The volume growth was primarily attributable to pent-up demand in the refurbishment sector. Excluding Preview, total net sales increased by 4.4% to $157.8 million in 1995 from $151.1 million in 1994. Excluding Preview, the backlog of orders at December 31, 1995 was $28.0 million, compared to $26.5 million at December 31, 1994.

    In December 1994, the Company made changes to its product and manufacturing strategies designed to increase the Company's competitiveness. These changes included (i) a plan to divest its contemporary upholstered seating product line, Preview, and a related manufacturing facility and (ii) discontinuance of a part of its product lines in the healthcare, university and office markets and the closure of a related manufacturing facility. The Company took a $5.6 million restructuring charge in the fourth quarter of 1994 as a result of the aforementioned restructuring. See Note to Consolidated Financial Statements captioned "Restructuring Charge."

    Gross profit excluding the restructuring charge increased 12.0% to $36.6 million in 1995 from $32.7 million in 1994. The gross profit margin excluding the restructuring charge increased to 21.9% in 1995 compared to 20.5% in 1994, resulting mainly from greater operating efficiencies and lower expense levels achieved by the restructuring. Excluding Preview, gross profit margins in 1995 and 1994 were 21.6% and 20.1%, respectively.

    Selling, general and administrative expenses increased 2.3% to $26.0 million in 1995 from $25.4 million in 1994. As a percentage of net sales, selling, general and administrative expenses decreased to 15.6% in 1995 from 16.0% in 1994. This decrease as a percentage of net sales was a function of volume. Weakness in the Mexican economy led to the liquidation in 1995 of Shelby Williams de Mexico, S.A. de C.V., in which the Company owned 25% of the issued and outstanding shares. The write-off of the investment in and receivables from this affiliate amounted to $200,000. The Company's frame and component manufacturing plant in Mexico was unaffected. Excluding Preview, selling, general and administrative expenses increased 2.2% to $23.8 million in 1995 from $23.3 million in 1994, and as a percentage of sales were 15.1% and 15.4% in 1995 and 1994, respectively.

    As a result of the factors described above, operating profit, excluding the restructuring charge, increased 46.0% to $10.6 million in 1995 from $7.3 million in 1994 and the operating margin improved to 6.4% in 1995 compared to 4.6% in 1994. Excluding Preview and the restructuring charge, operating profits in 1995 and 1994 were $10.3 million and $7.1 million, respectively, and as a percentage of sales, were 6.5% and 4.7%, respectively.

    Net interest expense was relatively unchanged from 1994 to 1995.

    The effective tax rate increased to 28.1% in 1995 from 4.2% in 1994.

    As a result of the foregoing, net income excluding the restructuring charge increased 60.9% to $6.8 million in 1995, or $0.76 per share, compared to $4.2 million, or $0.47 per share in 1994. Excluding Preview and the restructuring charge, net income per share in 1995 and 1994 would have been $0.74 and $0.45, respectively, representing an annual increase of 63.2%.