Form 10-K405, Exhibit 13
period 1997-12-31
SHELBY WILLIAMS INDUSTRIES INC
filed 1998-03-25
CIK 730564

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA    Shelby Williams Industries, Inc.




                                                                  December 31 and year then ended
-------------------------------------------------------------------------------------------------------------------------
($000's omitted except for per share data)              1997          1996            1995           1994           1993
-------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
-------------------------------------------------------------------------------------------------------------------------
Net sales                                         $  179,628      $ 172,431      $ 166,776      $ 159,072      $ 153,527
-------------------------------------------------------------------------------------------------------------------------
Cost of sales                                        137,709        133,231        130,189        126,401        121,872
-------------------------------------------------------------------------------------------------------------------------
Restructuring charge                                   -----          -----         -----           5,575          -----
-------------------------------------------------------------------------------------------------------------------------
Selling and administrative expenses                   25,783         25,765         25,974         25,402         24,770
-------------------------------------------------------------------------------------------------------------------------
Interest expense                                         622            969          1,257          1,207          1,060
-------------------------------------------------------------------------------------------------------------------------
Interest income                                         (614)           (18)            (9)         -----             (8)
-------------------------------------------------------------------------------------------------------------------------
Miscellaneous expense (income)                           (89)           (44)           (65)           106            (26)
-------------------------------------------------------------------------------------------------------------------------
Income before income taxes                            16,217         12,528          9,430            381          5,859
-------------------------------------------------------------------------------------------------------------------------
Income taxes                                           5,625          4,111          2,650             16          1,709
-------------------------------------------------------------------------------------------------------------------------
Net income                                            10,592          8,417          6,780            365          4,150
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
-------------------------------------------------------------------------------------------------------------------------
Net sales per share                               $    19.53     $    19.58      $   18.62      $   17.58      $   16.88
-------------------------------------------------------------------------------------------------------------------------
Net income per share                                    1.15           0.96           0.76           0.04           0.46
-------------------------------------------------------------------------------------------------------------------------
Net income per share-
    assuming dilution                                   1.15           0.95           0.75           0.04           0.45
-------------------------------------------------------------------------------------------------------------------------
Cash dividends per share                                0.32           0.30           0.28           0.28           0.28
-------------------------------------------------------------------------------------------------------------------------
Equity per share                                        7.68           6.38           5.81           5.41           5.64
-------------------------------------------------------------------------------------------------------------------------
Weighted average number of common
    shares outstanding                                 9,198          8,805          8,955          9,049          9,097
-------------------------------------------------------------------------------------------------------------------------
Weighted average number of common
    shares outstanding-
    assuming dilution                                  9,250          8,838          8,981          9,070          9,134
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
CHANGES IN FINANCIAL POSITION
-------------------------------------------------------------------------------------------------------------------------
Cash provided
    by operating activities                      $    10,124      $   8,069      $   9,201      $   4,998      $   1,778
-------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                  11,381          8,536          6,743            905          2,739
-------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                   3,600          1,189          2,252          2,228          1,720
-------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                          2,484          2,656          2,833          2,707          2,673
-------------------------------------------------------------------------------------------------------------------------
Cash dividends                                         2,944          2,643          2,511          2,533          2,547
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
-------------------------------------------------------------------------------------------------------------------------
Stockholders' equity                             $    71,772      $  55,970      $  51,724      $  48,658      $  51,316
-------------------------------------------------------------------------------------------------------------------------
Long-term debt (including current portion)             7,000          8,000          8,895          8,944          8,987
-------------------------------------------------------------------------------------------------------------------------
Total assets                                          98,328         84,678         89,907         88,520         90,804
-------------------------------------------------------------------------------------------------------------------------
Working capital                                       48,494         37,606         32,016         28,092         28,809
-------------------------------------------------------------------------------------------------------------------------
Current assets                                        70,019         57,177         59,256         57,079         57,151
-------------------------------------------------------------------------------------------------------------------------
Net investment in plant and equipment                 26,946         25,961         29,231         29,874         31,630
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
-------------------------------------------------------------------------------------------------------------------------
Return on average
    common shareholders' equity                           17%            16%            14%             1%             8%
-------------------------------------------------------------------------------------------------------------------------
Return on average total assets                          11.6%           9.6%           7.6%            .4%           4.7%
-------------------------------------------------------------------------------------------------------------------------
Pre-tax return on net sales                              9.0%           7.2%           5.7%            .2%           3.8%
-------------------------------------------------------------------------------------------------------------------------
Effective income tax rate                               34.7%          32.8%          28.1%           4.2%          29.2%
-------------------------------------------------------------------------------------------------------------------------
After-tax return on net sales                            5.9%           4.9%           4.1%            .2%           2.7%
-------------------------------------------------------------------------------------------------------------------------
Current ratio                                            3.3            2.9            2.2            2.0            2.0
-------------------------------------------------------------------------------------------------------------------------
Debt as percent of total invested capital                  9%            13%            15%            16%            15%
-------------------------------------------------------------------------------------------------------------------------
Current assets as percent of total assets                 71%            68%            66%            64%            63%
-------------------------------------------------------------------------------------------------------------------------
Dividend payout ratio                                     28%            31%            37%         -----             61%
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
PRODUCTIVITY STATISTICS
-------------------------------------------------------------------------------------------------------------------------
Average inventory turnover                              5.3X           4.8X           4.6X           4.6X           4.3X
-------------------------------------------------------------------------------------------------------------------------
Average receivable turnover                             6.7X           6.8X           6.8X           6.5X           7.1X
-------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME



Years Ended December 31, 1997, 1996 and 1995                 1997                1996                1995
----------------------------------------------------------------------------------------------------------
NET SALES                                           $ 179,628,000       $ 172,431,000       $ 166,776,000
----------------------------------------------------------------------------------------------------------
Cost of goods sold                                    137,709,000         133,231,000         130,189,000
----------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses           25,783,000          25,765,000          25,974,000
----------------------------------------------------------------------------------------------------------
                                                       16,136,000          13,435,000          10,613,000
----------------------------------------------------------------------------------------------------------
OTHER DEDUCTIONS (INCOME):
----------------------------------------------------------------------------------------------------------
Interest expense                                          622,000             969,000           1,257,000
----------------------------------------------------------------------------------------------------------
Interest income                                         (614,000)            (18,000)             (9,000)
----------------------------------------------------------------------------------------------------------
Miscellaneous income                                     (89,000)            (44,000)            (65,000)
----------------------------------------------------------------------------------------------------------
                                                         (81,000)             907,000           1,183,000
----------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                             16,217,000          12,528,000           9,430,000
----------------------------------------------------------------------------------------------------------
INCOME TAXES:
----------------------------------------------------------------------------------------------------------
Current                                                 5,485,000          3,638,000            2,452,000
----------------------------------------------------------------------------------------------------------
Deferred                                                  140,000             473,000             198,000
----------------------------------------------------------------------------------------------------------
                                                        5,625,000           4,111,000           2,650,000
----------------------------------------------------------------------------------------------------------
NET INCOME                                          $  10,592,000       $   8,417,000       $   6,780,000
----------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE                                $        1.15       $        0.96       $        0.76
----------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE-ASSUMING DILUTION              $        1.15       $        0.95       $        0.75
----------------------------------------------------------------------------------------------------------
Weighted average number of
        common shares outstanding                       9,198,000           8,805,000           8,955,000
----------------------------------------------------------------------------------------------------------
Weighted average number of
        common shares outstanding-assuming dilution     9,250,000           8,838,000           8,981,000
----------------------------------------------------------------------------------------------------------

See accompanying notes.

Consolidated Balance Sheets                     Shelby Williams Industries, Inc.


December 31, 1997 and 1996                                            1997                1996
------------------------------------------------------------------------------------------------
ASSETS
------------------------------------------------------------------------------------------------
CURRENT ASSETS:
------------------------------------------------------------------------------------------------
Cash and cash equivalents                                     $  11,124,000     $     1,039,000
------------------------------------------------------------------------------------------------
Accounts receivable, less allowance for doubtful
          accounts of $405,000 in 1997 and $402,000 in 1996      28,307,000          25,224,000
------------------------------------------------------------------------------------------------
Inventories:
------------------------------------------------------------------------------------------------
         Raw materials                                            9,127,000          11,615,000
------------------------------------------------------------------------------------------------
         Work in process                                          4,978,000           4,414,000
------------------------------------------------------------------------------------------------
         Finished goods                                          11,131,000          11,194,000
------------------------------------------------------------------------------------------------
                                                                 25,236,000          27,223,000
------------------------------------------------------------------------------------------------
Prepaid expenses                                                  5,352,000           3,691,000
------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                             70,019,000          57,177,000
------------------------------------------------------------------------------------------------
EXCESS OF COST OVER NET ASSETS OF ACQUIRED COMPANIES                160,000             169,000
------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST:
------------------------------------------------------------------------------------------------
         Land and land improvements                               2,961,000           2,930,000
------------------------------------------------------------------------------------------------
         Buildings and leasehold improvements                    23,273,000          22,969,000
------------------------------------------------------------------------------------------------
         Machinery and equipment                                 23,178,000          24,207,000
------------------------------------------------------------------------------------------------
         Construction in progress                                 1,690,000               -----
------------------------------------------------------------------------------------------------
                                                                 51,102,000          50,106,000
------------------------------------------------------------------------------------------------
        Less accumulated depreciation and amortization           24,156,000          24,145,000
------------------------------------------------------------------------------------------------
                                                                 26,946,000          25,961,000
------------------------------------------------------------------------------------------------
OTHER ASSETS                                                      1,203,000           1,371,000
------------------------------------------------------------------------------------------------
                                                            $    98,328,000     $    84,678,000
------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
------------------------------------------------------------------------------------------------
Accounts payable                                            $     5,496,000      $    9,002,000
------------------------------------------------------------------------------------------------
Customer deposits on orders in process                            4,225,000           3,690,000
------------------------------------------------------------------------------------------------
Accrued liabilities                                               5,944,000           4,172,000
------------------------------------------------------------------------------------------------
Income taxes                                                      1,860,000           1,707,000
------------------------------------------------------------------------------------------------
Current portion of long-term debt                                 4,000,000           1,000,000
------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                        21,525,000          19,571,000
------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                    3,000,000           7,000,000
------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                             2,031,000           2,137,000
------------------------------------------------------------------------------------------------
COMMITMENTS (SEE NOTES)
------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
------------------------------------------------------------------------------------------------
         Common stock, $.05 par value; authorized
            30,000,000 shares; issued 11,848,000
            shares (1996 - 11,814,000)                              592,000             591,000
------------------------------------------------------------------------------------------------
         Capital in excess of par value                           9,837,000           8,143,000
------------------------------------------------------------------------------------------------
         Retained earnings                                       76,820,000          69,172,000
------------------------------------------------------------------------------------------------
         Accumulated other comprehensive income                       -----            (789,000)
------------------------------------------------------------------------------------------------
                                                                 87,249,000          77,117,000
------------------------------------------------------------------------------------------------
         Less common stock held in treasury;
            2,500,000 shares at cost (1996 - 3,047,000)          15,477,000          21,147,000
------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                       71,772,000          55,970,000
------------------------------------------------------------------------------------------------
                                                            $    98,328,000      $   84,678,000
------------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS           Shelby Williams Industries, Inc.




Years Ended December 31, 1997, 1996 and 1995                            1997                1996                1995
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
-------------------------------------------------------------------------------------------------------------------------
         Net income                                               $   10,592,000       $   8,417,000       $   6,780,000
-------------------------------------------------------------------------------------------------------------------------
         Adjustments to reconcile net income
             to net cash provided by operating activities:
-------------------------------------------------------------------------------------------------------------------------
             Depreciation and amortization                             2,484,000           2,656,000           2,833,000
-------------------------------------------------------------------------------------------------------------------------
             Provision for losses on accounts receivable                 112,000             139,000             323,000
-------------------------------------------------------------------------------------------------------------------------
             Equity change in affiliate                                    -----              -----               50,000
-------------------------------------------------------------------------------------------------------------------------
             Changes in assets and liabilities net of
              effects from sale of facility:
-------------------------------------------------------------------------------------------------------------------------
                    Accounts receivable                               (3,195,000)           (165,000)         (1,397,000)
-------------------------------------------------------------------------------------------------------------------------
                    Inventories                                        1,987,000            (389,000)             27,000
-------------------------------------------------------------------------------------------------------------------------
                    Prepaid expenses                                  (1,661,000)           (580,000)           (387,000)
-------------------------------------------------------------------------------------------------------------------------
                    Accounts payable and accrued liabilities          (1,199,000)         (3,493,000)            356,000
-------------------------------------------------------------------------------------------------------------------------
                    Income taxes payable                                 153,000             879,000             441,000
-------------------------------------------------------------------------------------------------------------------------
         Increase (decrease) in deferred taxes                          (106,000)             34,000             123,000
-------------------------------------------------------------------------------------------------------------------------
         Pension liability adjustment                                    789,000             119,000             (37,000)
-------------------------------------------------------------------------------------------------------------------------
         Other                                                           168,000             452,000              89,000
-------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                             10,124,000           8,069,000           9,201,000
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
-------------------------------------------------------------------------------------------------------------------------
          Proceeds from sale of facility                                   -----           2,000,000               -----
-------------------------------------------------------------------------------------------------------------------------
          Proceeds from disposal of property,
            plant and equipment                                          140,000               5,000              70,000
-------------------------------------------------------------------------------------------------------------------------
          Capital expenditures                                        (3,600,000)         (1,189,000)         (2,252,000)
-------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                      (3,460,000)            816,000          (2,182,000)
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
-------------------------------------------------------------------------------------------------------------------------
          Sale of treasury stock at public offering                    7,953,000               -----               -----
-------------------------------------------------------------------------------------------------------------------------
          Repayment of short-term borrowings                               -----          (5,900,000)         (2,550,000)
-------------------------------------------------------------------------------------------------------------------------
          Principal payments of long-term debt                        (1,000,000)            (32,000)            (49,000)
-------------------------------------------------------------------------------------------------------------------------
          Sale of common stock under stock option plan                   296,000             290,000             169,000
-------------------------------------------------------------------------------------------------------------------------
          Purchase of common stock for the treasury                     (884,000)         (1,937,000)         (1,335,000)
-------------------------------------------------------------------------------------------------------------------------
          Dividends declared and paid                                 (2,944,000)         (2,643,000)         (2,511,000)
-------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                       3,421,000         (10,222,000)         (6,276,000)
-------------------------------------------------------------------------------------------------------------------------
         Net increase (decrease) in cash
-------------------------------------------------------------------------------------------------------------------------
             and cash equivalents                                     10,085,000          (1,337,000)            743,000
-------------------------------------------------------------------------------------------------------------------------
         Cash and cash equivalents at beginning of year                1,039,000           2,376,000           1,633,000
-------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                          $   11,124,000       $   1,039,000       $   2,376,000
-------------------------------------------------------------------------------------------------------------------------
         Supplemental cash flow information:
-------------------------------------------------------------------------------------------------------------------------
               Cash paid during the year for:
-------------------------------------------------------------------------------------------------------------------------
                   Interest                                       $      632,000       $     969,000       $   1,263,000
-------------------------------------------------------------------------------------------------------------------------
                   Income taxes                                        6,104,000           3,277,000           2,061,000
-------------------------------------------------------------------------------------------------------------------------
                                                                  $    6,736,000       $   4,246,000       $   3,324,000
-------------------------------------------------------------------------------------------------------------------------


See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY Shelby Williams Industries, Inc.



Years Ended December 31, 1997, 1996 and 1995
------------------------------------------------------------------------------------------------
                                      Common Stock                    Capital in
                                         Shares                       excess of      Retained
                                         issued           Amount      par value      earnings
------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994            11,758,000      $ 588,000   $ 7,687,000    $ 59,129,000
------------------------------------------------------------------------------------------------
Net income                                                                            6,780,000
------------------------------------------------------------------------------------------------
Other comprehensive income:
------------------------------------------------------------------------------------------------
    Pension liability adjustment
------------------------------------------------------------------------------------------------
    Tax benefit
------------------------------------------------------------------------------------------------
Comprehensive income                                                                  6,780,000
------------------------------------------------------------------------------------------------
Sale of common stock under
    stock option plan                       21,000          1,000       168,000
------------------------------------------------------------------------------------------------
Common stock purchased for
    treasury (120,000 shares)
------------------------------------------------------------------------------------------------
Cash dividends-$.28 per share                                                        (2,511,000)
------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995            11,779,000        589,000     7,855,000      63,398,000
------------------------------------------------------------------------------------------------
Net income                                                                            8,417,000
------------------------------------------------------------------------------------------------
Other comprehensive income:
------------------------------------------------------------------------------------------------
    Pension liability adjustment
------------------------------------------------------------------------------------------------
    Tax expense
------------------------------------------------------------------------------------------------
Comprehensive income                                                                  8,417,000
------------------------------------------------------------------------------------------------
Sale of common stock under
    stock option plan                       35,000          2,000       288,000
------------------------------------------------------------------------------------------------
Common stock purchased for
    treasury (168,000 shares)
------------------------------------------------------------------------------------------------
Cash dividends-$.30 per share                                                        (2,643,000)
------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996            11,814,000        591,000     8,143,000      69,172,000
------------------------------------------------------------------------------------------------
Net income                                                                           10,592,000
------------------------------------------------------------------------------------------------
Other comprehensive income:
------------------------------------------------------------------------------------------------
    Pension liability adjustment
------------------------------------------------------------------------------------------------
    Tax expense
------------------------------------------------------------------------------------------------
Comprehensive income                                                                 10,592,000
------------------------------------------------------------------------------------------------
Sale of treasury stock at public
    offering (619,000 shares)                                         1,399,000
------------------------------------------------------------------------------------------------
Sale of common stock under
    stock option plan                       34,000          1,000       295,000
------------------------------------------------------------------------------------------------
Common stock purchased for
    treasury (72 ,000 shares)
------------------------------------------------------------------------------------------------
Cash dividends-$.32 per share                                                        (2,944,000)
------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997            11,848,000      $ 592,000   $ 9,837,000    $ 76,820,000
------------------------------------------------------------------------------------------------

                                       Accumulated
                                         other         Treasury
                                     comprehensive      stock,
                                         income        at cost         Total
---------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994            $ (871,000) $ (17,875,000)  $ 48,658,000
---------------------------------------------------------------------------------
Net income                                                             6,780,000
---------------------------------------------------------------------------------
Other comprehensive income:
---------------------------------------------------------------------------------
    Pension liability adjustment           (62,000)                      (62,000)
---------------------------------------------------------------------------------
    Tax benefit                             25,000                        25,000
---------------------------------------------------------------------------------
Comprehensive income                       (37,000)                    6,743,000
---------------------------------------------------------------------------------
Sale of common stock under
    stock option plan                                                    169,000
---------------------------------------------------------------------------------
Common stock purchased for
    treasury (120,000 shares)                          (1,335,000)    (1,335,000)
---------------------------------------------------------------------------------
Cash dividends-$.28 per share                                         (2,511,000)
---------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995              (908,000)   (19,210,000)    51,724,000
---------------------------------------------------------------------------------
Net income                                                             8,417,000
---------------------------------------------------------------------------------
Other comprehensive income:
---------------------------------------------------------------------------------
    Pension liability adjustment           198,000                       198,000
---------------------------------------------------------------------------------
    Tax expense                            (79,000)                      (79,000)
---------------------------------------------------------------------------------
Comprehensive income                       119,000                     8,536,000
---------------------------------------------------------------------------------
Sale of common stock under
    stock option plan                                                    290,000
---------------------------------------------------------------------------------
Common stock purchased for
    treasury (168,000 shares)                          (1,937,000)    (1,937,000)
---------------------------------------------------------------------------------
Cash dividends-$.30 per share                                         (2,643,000)
---------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996              (789,000)   (21,147,000)    55,970,000
---------------------------------------------------------------------------------
Net income                                                            10,592,000
---------------------------------------------------------------------------------
Other comprehensive income:
    Pension liability adjustment         1,315,000                     1,315,000
---------------------------------------------------------------------------------
    Tax expense                           (526,000)                     (526,000)
---------------------------------------------------------------------------------
Comprehensive income                       789,000                    11,381,000
---------------------------------------------------------------------------------
Sale of treasury stock at public
    offering (619,000 shares)                           6,554,000      7,953,000
---------------------------------------------------------------------------------
Sale of common stock under
    stock option plan                                                    296,000
---------------------------------------------------------------------------------
Common stock purchased for
    treasury (72 ,000 shares)                            (884,000)      (884,000)
---------------------------------------------------------------------------------
Cash dividends-$.32 per share                                         (2,944,000)
---------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997        $            0  $ (15,477,000)  $ 71,772,000
---------------------------------------------------------------------------------


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1997, 1996 and 1995

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------

DESCRIPTION OF BUSINESS
Shelby Williams designs, manufactures and distributes products for the contract furniture market. The Company has a significant position in the hospitality and food service markets through its "Shelby Williams" seating line, "King Arthur" line of function room furniture and "Sterno" accessories. It serves the health care, university, office furniture and other institutional markets through its "Thonet" division with healthcare and dormitory furniture, including chairs and tables, and ergonomically designed office seating products, desks and credenzas. The Company also distributes vinyl wallcoverings for residential, hotel and office use under the name "Sellers & Josephson," and markets other textile products to the architectural and design community through "SW Textiles." The Company distributes floor coverings and other textile products, as well as Shelby Williams products, in Hawaii and the entire Pacific Basin, through "PHF."

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany items and transactions have been eliminated in consolidation.

REVENUE RECOGNITION
Sales are recognized when the products are shipped and include export sales of $ 17,585,000 for 1997, $ 14,719,000 for 1996, and $ 15,538,000 for 1995.

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

INVENTORIES
Inventories are carried at the lower of cost or market, determined by the last-in, first-out (LIFO) method. The current replacement cost of inventories exceeded carrying value by approximately $ 9,997,000 at December 31, 1997 and $ 10,123,000 at December 31, 1996.

As a result of the difference between the method of allocating the cost of acquisitions in 1976, 1987 and 1988 for financial reporting purposes, and the method used for income tax purposes, the Company's tax basis in the inventories is approximately $ 22,278,000 at December 31, 1997 and $ 24,266,000 at December 31, 1996.

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

ACCOUNTING CHANGES
The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," and No. 130, "Reporting Comprehensive Income." The Company adopted the new methods on December 31, 1997, and all financial statements presented reflect the adoption. Income before income taxes, net income and net income per share were not affected.

SHORT-TERM BORROWINGS
-------------------------------------------------------------------------------

The Company has unsecured lines of credit amounting to $ 20,000,000 at interest rates of prime or less. At December 31, 1997, all of these lines were unused.

COMMITMENTS
-------------------------------------------------------------------------------

LEASES
The Company leases certain manufacturing facilities under operating leases which expire over the next eight years. The Company also leases showroom space under operating leases expiring over the next five years.

Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1997 are:

Year ending December 31,
-----------------------------------------------------------------------------
1998                                                           $  1,535,000
1999                                                              1,144,000
2000                                                              1,052,000
2001                                                                648,000
2002                                                                604,000
Subsequent to 2002                                                  606,000
-----------------------------------------------------------------------------
Total minimum lease payments                                   $  5,589,000
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Total rental expense for all operating leases aggregated $ 1,955,000 in 1997,
$ 1,912,000 in 1996, and $ 2,008,000 in 1995.
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

COMMON STOCK INFORMATION (UNAUDITED)
-------------------------------------------------------------------------------

The following table sets forth the high and low sales prices of the Company's common stock as reported by the New York Stock Exchange.

--------------------------------------------------------
                   Sales Prices    High           Low
--------------------------------------------------------
1996
     1st Quarter                  12 7/8         10 5/8
     2nd Quarter                  12 1/2         10 1/8
     3rd Quarter                  13 1/2         10 5/8
     4th Quarter                  14 3/4         12 1/4
1997
    1ST QUARTER                   17             11 7/8
    2ND QUARTER                   14 3/8         11 3/8
    3RD QUARTER                   19 7/8         13 3/4
    4TH QUARTER                   20 5/8         14 3/4
--------------------------------------------------------
--------------------------------------------------------


At December 31, 1997, there were approximately 3,000 holders of record of the Company's common stock, including individual participants in security position listings.

The Company declared and paid cash dividends on its common stock during the last two fiscal years as follows:

--------------------------------------------------------
Period                   Cash Dividend per Common Share
--------------------------------------------------------
                                    1997           1996
--------------------------------------------------------
    1ST QUARTER                 $   0.08       $   0.07
    2ND QUARTER                     0.08           0.07
    3RD QUARTER                     0.08           0.08
    4TH QUARTER                     0.08           0.08
--------------------------------------------------------
                                $   0.32       $   0.30
--------------------------------------------------------
--------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995

QUARTERLY RESULTS (UNAUDITED)
-------------------------------------------------------------------------------
Summarized quarterly results for three years ended December 31, 1997, 1996, and 1995 are as follows:
-------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
1997                 NET SALES   GROSS PROFIT     NET INCOME     NET INCOME PER SHARE    NET INCOME PER SHARE-ASSUMING DILUTION
---------------------------------------------------------------------------------------------------------------------------------
FIRST          $    41,819,000   $  9,469,000   $  2,166,000                 $    .25                                  $    .25
SECOND              45,439,000     10,492,000      2,707,000                      .29                                       .29
THIRD               45,528,000     10,612,000      2,734,000                      .29                                       .29
FOURTH              46,842,000     11,346,000      2,985,000                      .32                                       .32
---------------------------------------------------------------------------------------------------------------------------------
TOTAL          $   179,628,000   $ 41,919,000   $ 10,592,000                 $   1.15                                  $   1.15
---------------------------------------------------------------------------------------------------------------------------------
1996                 Net Sales   Gross Profit     Net Income     Net Income Per Share    Net Income Per Share-Assuming Dilution
---------------------------------------------------------------------------------------------------------------------------------
First          $    40,734,000   $  9,091,000$     1,745,000                 $    .20                                  $    .20
Second              43,548,000      9,894,000      2,032,000                      .23                                       .23
Third               43,250,000      9,905,000      2,200,000                      .25                                       .25
Fourth              44,899,000     10,310,000      2,440,000                      .28                                       .27
---------------------------------------------------------------------------------------------------------------------------------
Total          $   172,431,000   $ 39,200,000   $  8,417,000                 $    .96                                  $    .95
---------------------------------------------------------------------------------------------------------------------------------
1995                 Net Sales   Gross Profit     Net Income     Net Income Per Share    Net Income Per Share-Assuming Dilution
---------------------------------------------------------------------------------------------------------------------------------
First          $    39,301,000   $  8,400,000   $  1,325,000                 $    .15                                  $    .15
Second              42,352,000      9,277,000      1,702,000                      .19                                       .19
Third               42,518,000      9,379,000      1,874,000                      .21                                       .20
Fourth              42,605,000      9,531,000      1,879,000                      .21                                       .21
---------------------------------------------------------------------------------------------------------------------------------
Total          $   166,776,000   $ 36,587,000   $  6,780,000                 $    .76                                  $    .75
---------------------------------------------------------------------------------------------------------------------------------


STOCK OPTION PLANS
-------------------------------------------------------------------------------

Under the Company's incentive stock option plan and directors' stock option plan, options are granted to key employees and directors to purchase the Company's common stock at not less than fair market value at date of grant. At December 31, 1997 and 1996, there were 308,000 and 350,000 shares, respectively, reserved for issuance under the plans. Of options granted, 20,000 in 1997 and 16,000 in both 1996 and 1995 have five year terms and vest and become fully exercisable at the end of six months service. The remaining options granted in 1997, 1996 and 1995 have five year terms and vest and become exercisable in 1/3 increments after 15 months, 30 months, and 45 months, respectively, of continued employment.

The intrinsic value method is used in accounting for stock-based awards under the Company's stock option plans. Because the exercise price of the Company's stock options at least equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

A summary of the Company's stock option activity, and related information for years ended December 31 follows:



                                              1995                        1996                        1997
------------------------------------------------------------------------------------------------------------------------
                                    Options  Weighted-Average   Options  Weighted-Average     OPTIONS  WEIGHTED-AVERAGE
                                     (000)    Exercise Price    (000)    Exercise Price        (000)   EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------------
Outstanding-beginning of year         95       $   8.46            119       $   8.30            147      $   9.97
Granted                               48           8.01             63          12.25            107         13.96
Exercised                            (20)          8.38            (35)          8.38            (34)         8.61
Forfeited                             (4)          8.38           ----           ----             (3)         8.38
------------------------------------------------------------------------------------------------------------------------
Outstanding-end of year              119       $   8.30            147       $   9.97            217      $  12.17
------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year            87       $   8.39             79       $   9.14             88      $  10.89

Weighted-average fair
value of options granted
during the year                $    2.44                      $   3.68                      $   4.05
------------------------------------------------------------------------------------------------------------------------



Exercise prices for options outstanding as of December 31, 1997 ranged from $7.94 to $8.73 for 47,000 options and $12.12 to $ 15.25 for 170,000 options, with weighted-average exercise prices of $8.01 and $13.32, respectively. The weighted-average remaining contractual life of those options is 2.0 years and
3.6 years, respectively, or 3.3 years as a whole. Exercise prices for options exercisable at December 31, 1997 ranged from $ 7.94 to $ 8.73 for 36,000 shares and $12.12 to $13.34 for 52,000 shares, with weighted-average exercise prices of $8.00 and $12.92, respectively.

The fair value for these options was estimated at the date of grant using a
Black-Scholes option pricing model with the following weighted-   average
assumptions for 1995, 1996 and 1997, respectively: risk-free interest rates of 6.5%, 6.5% and 6.2%; dividend yields of 2.7%, 2.7% and 2.6%; volatility factors of the expected market price of the Company's common stock of .33, .32 and .31; and a weighted-average expected life of the option of five years.

The effect of applying the fair value method to the Company's stock-based awards results in net income and earnings per share that are not materially different from amounts reported. The assumed dilutive effect of stock options, which were the only dilutive securities outstanding in 1997, 1996 and 1995, was 52,000, 33,000 and 26,000 shares, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      Shelby Williams Industries, Inc.

LONG-TERM DEBT
-------------------------------------------------------------------------------

Long-term debt at December 31, 1997, and 1996 consisted of
the following:                                              1997           1996
-------------------------------------------------------------------------------
7.8% senior notes due in quarterly installments
of $1,000,000 in October 1997 through July 1999   $    7,000,000 $    8,000,000

Less amounts due within one year                       4,000,000      1,000,000
-------------------------------------------------------------------------------
                                                  $    3,000,000 $    7,000,000
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


The terms of the senior note agreement limit the payment of dividends and the acquisition of stock for the treasury until the indebtedness is paid in full. At December 31, 1997 the Company was within this limitation by $19,896,000. In addition, the Company is restricted as to the incurrence of additional indebtedness and the amount of leases which may be entered into. The Company is in compliance with all such restrictions. The final $863,000 of a capitalized lease obligation was discharged by assignment with sale of the related facility in August 1996.

ACCUMULATED OTHER COMPREHENSIVE INCOME
-------------------------------------------------------------------------------

Accumulated other comprehensive income at December 31, 1996 was composed of accumulated balances of pension liability adjustments, net of tax.

RESTRUCTURING CHARGE
-------------------------------------------------------------------------------

Due to increases in lumber prices and increased competition primarily from imported products, the Company made changes in its product and manufacturing strategies during December 1994, designed to make the Company more competitive in the industry. The plan was to exit certain portions of the Company's enterprise by selling an upholstery business with a related manufacturing facility and discontinuing a part of the product lines in the health care, university and office markets, resulting in closure of another plant. The Company anticipated completing the restructuring by December 31, 1995; however, the sale of the upholstery business was not completed until August 1996. The planned discontinuance of a part of the product lines in the health care, university and office markets was completed in 1995 resulting in the reduction of operations of that plant by approximately 75 percent. The Company planned to move the remaining production to other facilities and close the plant by September 30, 1996, but changing economic conditions, particularly labor shortages at those other facilities, necessitated changing the plan to continue the reduced level of production, which is mainly in a portion of the plant owned by the Company. This minor change did not affect the original restructuring provision.

At December 31, 1995, accrued liabilities included $439,000 related to the above, primarily to return the leased portion of the plant being closed to original condition. These costs were paid and charged against the liability in 1996, completing the plan.

The revenues and net operating income for the upholstery business that was sold were as follows:

                                             1996           1995
                                        ---------      ---------
Revenues                             $  5,858,000   $  8,963,000
Net operating income                      182,000        325,000

RETIREMENT PLANS
-------------------------------------------------------------------------------

The Company has several defined benefit pension plans covering essentially all of its employees in the United States. The benefits are based on years of service, and for salaried employees, average annual compensation. The Company's practice is to fund amounts which are required by statute and applicable regulations and which are tax deductible.

Assumptions used in the accounting were:

As of December 31,                                      1997           1996
-----------------------------------------------------------------------------
Discounts rates                                         8.3%           8.5%
Rates of increase in compensation levels                3.5%           3.5%
Expected long-term rate of return on assets             8.5%           8.5%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

Net defined benefit pension cost for 1997, 1996, and 1995 included the following components:


                                      1997           1996           1995
----------------------------------------------------------------------------
Service cost-benefits
  earned during period             $  964,000    $   966,000    $ 1,062,000
Interest cost on
  projected benefit obligations     1,354,000      1,151,000      1,088,000
Net amortization and deferral       1,832,000         62,000      1,504,000
Actual return on plan assets       (3,169,000)    (1,128,000)    (2,128,000)
----------------------------------------------------------------------------
Total pension plan expense         $  981,000    $ 1,051,000    $ 1,526,000
----------------------------------------------------------------------------
----------------------------------------------------------------------------

The following table sets forth the funded status of the Company's defined benefit pension plans and amounts recognized in the accompanying consolidated balance sheets as of December 31, 1997 and 1996.


                                                                                           1997               1996
--------------------------------------------------------------------------------------------------------------------
Actuarial present value of vested benefit obligations                            $   16,730,000     $   14,696,000
Actuarial present value of accumulated benefit obligations                       $   17,382,000     $   15,235,000
--------------------------------------------------------------------------------------------------------------------
Plan assets at fair value, primarily cash equivalents and publicly traded stocks and bonds, including 66,000 shares of Shelby Williams Industries,
  Inc. common stock (1996-46,000 shares)                                         $   19,485,000     $   15,142,000
Actuarial present value of projected benefit obligations for service
  rendered to date                                                                   18,484,000         15,983,000
--------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than) projected benefit obligations                    1,001,000           (841,000)
Unrecognized net assets being recognized over remaining service period                 (163,000)          (188,000)
Unrecognized net loss                                                                   989,000          2,669,000
Unrecognized prior service cost (credit)                                                 61,000           (231,000)
Adjustment required to recognize minimum liability                                         ----         (1,502,000)
--------------------------------------------------------------------------------------------------------------------
Prepaid pension (pension liability) included in prepaid expenses
   (accrued liabilities)                                                         $    1,888,000     $      (93,000)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------


The Company has an employee stock ownership plan covering essentially all salaried employees. Contributions are determined annually at the discretion of the Company but not to exceed the amount allowable as a deduction for federal income tax purposes. The contributions were $ 69,000 for 1997, $ 63,000 for 1996, and $ 70,000 for 1995. The plan held 44,000 shares of the Company's common stock at December 31, 1997 and 40,000 shares at December 31, 1996.

Retirement plan expense was $ 1,050,000, $ 1,114,000, and $ 1,596,000  for 1997,
1996, and 1995 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      Shelby Williams Industries, Inc.

INCOME TAXES
-------------------------------------------------------------------------------

Deferred income tax liabilities (assets) for differences in tax bases and amounts in the financial statements were as follows:


As of December 31,                                          1997           1996
-------------------------------------------------------------------------------
Current:
   Allocated costs of acquisition inventories       $  1,005,000   $  1,005,000
   Prepaid (accrued) pension                             763,000        (13,000)
   Other-net                                            (368,000)      (364,000)
-------------------------------------------------------------------------------
Total included in current income taxes                 1,400,000        628,000
-------------------------------------------------------------------------------
Noncurrent:
   Property, plant and equipment                       2,031,000      2,062,000
   Other                                                   -----         75,000
-------------------------------------------------------------------------------
Total noncurrent deferred income taxes                 2,031,000      2,137,000
-------------------------------------------------------------------------------
Net deferred tax liabilities                        $  3,431,000   $  2,765,000
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
The components of income tax expense are as follows:



Year ended December 31,                      1997           1996           1995
-------------------------------------------------------------------------------
Current:
   Federal                           $  4,887,000   $  3,026,000   $  2,350,000
   State                                  598,000        612,000        102,000
-------------------------------------------------------------------------------
                                        5,485,000      3,638,000      2,452,000
Deferred:
   Federal                                140,000        473,000        198,000
-------------------------------------------------------------------------------
                                     $  5,625,000   $  4,111,000   $  2,650,000
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


Income tax expense differs from amounts computed by applying the Federal statutory tax rate to income before income taxes as follows:


Year ended December 31,                      1997           1996           1995
-------------------------------------------------------------------------------
Statutory rate                       $  5,514,000   $  4,260,000   $  3,206,000
State income taxes, net
    of Federal tax benefit                395,000        404,000         67,000
Other                                    (284,000)      (553,000)      (623,000)
-------------------------------------------------------------------------------
                                     $  5,625,000   $  4,111,000   $  2,650,000
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Effective rate                              34.7%          32.8%          28.1%
-------------------------------------------------------------------------------



REPORT OF INDEPENDENT AUDITORS
-------------------------------------------------------------------------------

ERNST & YOUNG LLP

THE BOARD OF DIRECTORS AND STOCKHOLDERS
Shelby Williams Industries, Inc.

We have audited the accompanying consolidated balance sheets of Shelby Williams Industries, Inc., as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shelby Williams Industries, Inc., as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                        Ernst & Young LLP


January 29, 1998
Atlanta, Georgia

MANAGEMENT'S DISCUSSION

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of funds have been, and are expected to continue to be, cash flows from operations and borrowings under credit lines provided by banks. At December 31, 1997, the Company had cash and cash equivalents of $ 11.1 million compared with $ 1.0 million at December 31, 1996.

The Company has additional sources of liquidity available in the form of committed lines of credit maintained with banks. Unused short-term bank credit lines totaled $ 20.0 million at December 31, 1997. Long-term debt at year-end, including current portions of $ 4.0 million, amounted to $ 7.0 million. Total debt as a percentage of total capitalization was 9% at December 31, 1997.

The Company's outstanding indebtedness consists of a note payable to an institutional investor which bears interest at an annual rate of 7.8%. Amortization of $ 1.0 million per quarter began in October 1997 and continues through July 1999. Pursuant to the terms of the note, a prepayment option is available only at a substantial penalty.

Net cash provided by operating activities was $ 10.1 million in 1997.

Net cash used by investing activities was $ 3.5 million in 1997, which principally reflects capital expenditures of $ 3.6 million, of which $ 1.7 million was for installation of a state-of-art powder coating system, planned to be completed in the first quarter of 1998 at a total cost of $ 2.0 million, approximately $ 0.6 million for facilities expansion and improvements, and the balance principally for automated machinery. The Company plans to expend approximately $ 3 million in 1998 for additional automated machinery and facilities expansion.

Cash provided by financing activities in 1997 was $ 3.4 million which principally reflects the sale at public offering in April, 1997, of 619,000 shares of the Company's common stock for $8.0 million, the repayment of $ 1.0 million of total indebtedness, the payment of $ 2.9 million in dividends and the repurchase of $ 0.9 million of treasury stock.

The Company's stockholders' equity at December 31, 1997, was $ 71.8 million. The Company purchased 72,000 shares of its common stock in 1997 for $ 0.9 million at an average repurchase price of $ 12.22 per share. These repurchases were made to provide shares upon the exercise of options granted and to be granted under the Company's stock option plans and for other proper corporate purposes. The Company's Board of Directors has authorized the repurchase of an additional 451,000 shares of common stock. The Company may purchase these shares from time to time, depending on market conditions, in the open market or privately negotiated transactions.

The Company operates a frame and component manufacturing plant in Mexico. The year-end carrying value of property, plant and equipment at this facility was $ 3.2 million for 1997, $ 3.5 million for 1996, and $ 3.8 million for 1995. All items produced at the plant are shipped to facilities of the Company in the United States for further processing. The value of these transfers amounted to $ 2.3 million in 1997, $ 2.1 million in 1996, and $ 1.9 million in 1995.

The Company believes that cash on hand, internally generated cash flows, and available credit lines will be adequate to support currently planned business operations both on a near-term and long-term basis.

IMPACT OF YEAR 2000

The Company does not have a significant amount of date-dependent software programs in its centralized information systems. Other systems, such as computer controlled machinery and even telephones may have Year 2000 problems with their computer chips. The Company's manufacturing operations are not significantly dependent on computer controlled machinery. The Company is in the process of inventorying all computer controlled equipment and assessing the exposure of each system to ensure all computer controlled equipment is Year 2000 compliant and will replace critical equipment that is not.

The Company has completed an assessment of its centralized information system and will have to modify or replace portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The Year 2000 project cost is estimated at approximately $ 150,000 of which approximately $ 100,000 will be capitalized and the remainder will be expensed as incurred. To date, the Company has not incurred significant expense.

The project is estimated to be completed not later than December 31, 1998, which is prior to any anticipated impact on its operating systems. The Company believes that with modifications to existing software and conversions to new software, the Year 2000 Issue will not pose significant operational problems for its computer systems. However, if such modification and conversions are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Company.

The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ from those anticipated. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

1997 COMPARED TO 1996

In 1997, the Company achieved record sales, net income, and earning per share.

Net sales increased 4.2% to $ 179.6 million in 1997 from $ 172.4 million in 1996. Excluding the divested Preview division, described below, net sales increased 7.8% to $ 179.6 million in 1997 from $ 166.6 million in 1996. Approximately 2% of this increase was due to increased pricing and favorable product mix with the remainder attributable to volume increases. The demand for hotel rooms across the U.S. remains strong. As a result, lodging companies continued to build new hotels and refurbish older ones in order to remain competitive. New construction and refurbishing of hotels provide a market for the Company's products, allowing it to benefit from this major industry expansion. In addition, efforts to strengthen foreign marketing capability resulted in increased export sales for 1997 to $ 17.6 million, compared to $ 14.7 million in 1996. At December 31, 1997, the backlog of orders, which achieved record levels, was approximately $ 33.1 million, compared to $ 32.0 million at December 31, 1996.

Gross profit increased 6.9% to $ 41.9 million in 1997 from $ 39.2 million in 1996. The gross profit margin increased to 23.3% in 1997 compared to 22.7% in 1996, reflecting higher capacity utilization and favorable product mix. Excluding Preview, gross profit margins in 1997 and 1996 were 23.3% and 22.6% respectively.

                                                Shelby Williams Industries, Inc.

Selling, general and administrative expenses were $ 25.8 million in both 1997 and 1996. As a percentage of net sales, selling, general and administrative expenses decreased to 14.4% in 1997 from 14.9% in 1996. This decrease as a percentage of net sales was a function of volume and reflects the high selling, general and administrative expenses of Preview. Excluding Preview, selling, general and administrative expenses as a percentage of sales were 14.4% and 14.6% in 1997 and 1996, respectively.

As a result of the factors described above, operating profit increased 20.1% to $ 16.1 million in 1997 from $ 13.4 million in 1996. The operating margin improved to 9.0% in 1997 compared to 7.8% in 1996. Excluding Preview, operating profits in 1997 and 1996 were $ 16.1 million and $ 13.3 million, respectively, and as a percentage of sales, were 9.0% and 8.0%, respectively.

Net interest expense in 1996 of $ 951,000 was reduced to almost nil in 1997 reflecting the reduced debt and increased cash equivalents indicated above.

The effective tax rate increased to 34.7% in 1997 from 32.8% in 1996 due to the absence of tax credits which were no longer available.

As a result of the foregoing, net income for 1997 totaled $ 10.6 million, a 25.8% increase over $ 8.4 million for 1996. Net income per share increased 19.8% to $ 1.15 from $ .96 on 4.5% more average shares outstanding. Assuming dilution, the increase was 21.1% to $ 1.15 from $ .95 on 4.7% more average shares outstanding. Excluding Preview and assuming dilution, net income per share increased 22.3% to $ 1.15 from $ .94 on 4.7% more average shares outstanding.

1996 COMPARED TO 1995

Net sales increased 3.4 % to $ 172.4 million in 1996 from $ 166.8 million for 1995. This increase was due almost entirely to volume increases. Volume growth was primarily attributable to the continued robust levels of refurbishment activity in the hospitality and food service markets. The Company's sales growth also reflects higher levels of new construction, particularly in the budget sector of the hospitality market and in the food service and gaming markets. Excluding Preview, net sales increased by 5.6% to $ 166.6 million in 1996 from $ 157.8 million in 1995. At December 31, 1996, the backlog of orders, which achieved record levels, was approximately $ 32.0 million, compared to $ 28.0 million, excluding Preview, at December 31, 1995.

In December 1994, the Company made changes in its product and manufacturing strategies designed to increase the Company's competitiveness. These changes included a plan to divest its contemporary upholstered seating product line, Preview, and a related manufacturing facility which was completed in August 1996. See Note to Consolidated Financial Statements captioned "Restructuring Charge."

Gross profit increased 7.1% to $ 39.2 million in 1996 from $ 36.6 million in 1995. The gross profit margin increased to 22.7% in 1996 compared to 21.9% in 1995, reflecting higher factory utilization rates and favorable product mix. Excluding Preview, gross profit margins in 1996 and 1995 were 22.6% and 21.6%, respectively.

Selling, general and administrative expenses decreased 0.8% to $ 25.8 million in 1996 from $ 26.0 million in 1995. As a percentage of net sales, selling, general and administrative expenses decreased to 14.9% in 1996 from 15.6% in 1995. This decrease reflects the success of management's cost containment programs. Excluding Preview, selling, general and administrative expenses increased 2.3% to $ 24.3 million in 1996 from $ 23.8 million in 1995, and as a percentage of sales were 14.6% and 15.1% in 1996 and 1995, respectively.


As a result of the factors described above, operating profit increased 26.4% to $ 13.4 million in 1996 from $ 10.6 million in 1995. The operating margin improved to 7.8% in 1996 compared to 6.4% in 1995. Excluding Preview, operating profits in 1996 and 1995 were $ 13.3 million and $ 10.3 million, respectively, and as a percentage of sales, were 8.0% and 6.5% respectively. Excluding Preview, operating profit grew 28.8% in 1996, reflecting the high selling, general and administrative expenses of Preview.

Net interest expense fell 23.8% to $ 951,000 in 1996 from $ 1.2 million in 1995. The decrease reflects the reduction in outstanding indebtedness to $ 8.0 million at December 31, 1996 from $ 14.8 million at December 31, 1995.

The effective tax rate increased to 32.8% in 1996 from 28.1% in 1995 due to the absence of tax credits which were no longer available and the effect of reduced export sales.

As a result of the foregoing, net income increased 24.1% to $ 8.4 million in 1996, compared to $ 6.8 million in 1995. Net income per share increased 26.3% to $ .96 from $ .76. Assuming dilution, the increase was 26.7% to $ .95 from
$ .75. Excluding Preview and assuming dilution, net income per share in 1996 and 1995 was $ .94 and $ .74, respectively, representing an annual increase of 27.0%.