Form 10-K405, Exhibit 13
period 1998-12-31
SHELBY WILLIAMS INDUSTRIES INC
filed 1999-03-26
CIK 730564

                                FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
                                       SHELBY WILLIAMS INDUSTRIES, INC.


                                                                              December 31 and year then ended
                                                                        (In thousands except for per share amounts)

                                                                1998          1997          1996          1995          1994
OPERATING RESULTS
Net sales                                                  $ 165,937     $ 157,779     $ 149,481     $ 144,525     $ 135,011
Cost of goods sold                                           126,388       120,849       114,998       112,412       107,635
Restructuring charge                                            --            --            --            --           5,575
Selling, general and administrative expenses                  22,994        22,268        22,100        22,301        21,683

Interest expense                                                 391           622           969         1,257         1,207

Interest income                                                 (539)         (614)          (18)           (9)         --

Miscellaneous expense (income)                                  (102)          (89)          (44)           37           106

Income (loss) from continuing operations
    before income taxes                                       16,805        14,743        11,476         8,527        (1,195)

Income taxes                                                   6,191         5,066         3,720         2,330          (575)

Income (loss) from continuing operations                      10,614         9,677         7,756         6,197          (620)

PER SHARE DATA
Net sales per share                                        $   18.28     $   17.15     $   16.98     $   16.14     $   14.92

Income (loss) per share from continuing
    operations-basic and diluted                                1.17          1.05          0.88          0.69         (0.07)

Cash dividends per share                                        0.36          0.32          0.30          0.28          0.28

Equity per share                                                7.31          7.68          6.38          5.81          5.41

Weighted average number of
    common shares outstanding                                  9,078         9,198         8,805         8,955         9,049

Weighted average number of
    common shares outstanding-assuming dilution                9,108         9,250         8,838         8,981         9,070

CHANGES IN FINANCIAL POSITION

Cash provided by operating activities                      $  12,136     $  10,088     $   8,069     $   9,199     $   4,953


Capital expenditures                                           3,919         3,557         1,189         2,250         2,183

Depreciation and amortization                                  2,478         2,298         2,457         2,629         2,511

Cash dividends                                                 3,293         2,944         2,643         2,511         2,533

FINANCIAL POSITION
Stockholders' equity                                       $  64,695     $  71,772     $  55,970     $  51,724     $  48,658

Long-term debt (including current portion)                     3,000         7,000         8,000         8,895         8,944

Total assets                                                  89,633        97,238        83,213        87,613        86,306

Working capital                                               39,164        48,494        37,606        32,016        28,092

Current assets                                                62,111        68,929        55,712        56,962        54,865

Net investment in plant and equipment                         25,985        24,611        23,476        26,547        26,989

FINANCIAL RATIOS

Continuing operations:

Gross margin as percent of sales                                23.8%         23.4%         23.1%         22.2%         20.3%

Pre-tax return on net sales                                     10.1%          9.3%          7.7%          5.9%         --

Effective income tax rate                                       36.8%         34.4%         32.4%         27.3%         --

After-tax return on net sales                                    6.4%          6.1%          5.2%          4.3%         --

Dividend payout ratio                                             31%           30%           34%           41%         --

Current ratio                                                    2.7           3.4           3.1           2.3           2.1

Debt as percent of total invested capital                          4%            9%           13%           15%           16%

Current assets as percent of total assets                         69%           71%           67%           65%           64%

PRODUCTIVITY STATISTICS

Average inventory turnover                                      6.3X          6.4X          5.6X          5.3X          5.0X

Average receivable turnover                                     6.1X          6.4X          6.5X          6.5X          6.2X

                                      CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 1998, 1997 and 1996                 1998            1997             1996
NET SALES                                              $ 165,937,000    $ 157,779,000    $ 149,481,000

Cost of goods sold                                       126,388,000      120,849,000      114,998,000

Selling, general and administrative expenses              22,994,000       22,268,000       22,100,000

                                                          16,555,000       14,662,000       12,383,000

OTHER DEDUCTIONS (INCOME):

Interest expense                                             391,000          622,000          969,000

Interest income                                             (539,000)        (614,000)         (18,000)

Miscellaneous income                                        (102,000)         (89,000)         (44,000)

                                                            (250,000)         (81,000)         907,000

INCOME FROM CONTINUING OPERATIONS
        BEFORE INCOME TAXES                               16,805,000       14,743,000       11,476,000

INCOME TAXES:
Current                                                    7,626,000        4,926,000        3,247,000

Deferred                                                  (1,435,000)         140,000          473,000

                                                           6,191,000        5,066,000        3,720,000

Income from continuing operations                         10,614,000        9,677,000        7,756,000

DISCONTINUED OPERATIONS:

Income (loss) from discontinued operations,
    net of taxes                                             (48,000)         915,000          661,000

Loss on disposal of discontinued operations,
    net of taxes                                          (7,081,000)

NET INCOME                                             $   3,485,000    $  10,592,000    $   8,417,000

INCOME PER SHARE:

Continuing operations                                  $        1.17    $        1.05    $        0.88

Income (loss) from discontinued operations,
    net of taxes                                               (0.01)            0.10             0.08

Loss on disposal of discontinued operations,
    net of taxes                                               (0.78)            --               --

Net income                                             $        0.38    $        1.15    $        0.96

INCOME PER SHARE-ASSUMING DILUTION:
Continuing operations                                  $        1.17    $        1.05    $        0.88

Income (loss) from discontinued operations,
    net of taxes                                               (0.01)            0.10             0.07

Loss on disposal of discontinued operations,
    net of taxes                                               (0.78)            --               --

Net income                                             $        0.38    $        1.15    $        0.95

Weighted average number of
        common shares outstanding                          9,078,000        9,198,000        8,805,000

Weighted average number of
        common shares outstanding-assuming dilution        9,108,000        9,250,000        8,838,000


See accompanying notes.

                                          CONSOLIDATED BALANCE SHEETS
                                       SHELBY WILLIAMS INDUSTRIES, INC.


December 31, 1998 and 1997                                                1998          1997

ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                             $ 6,355,000   $11,124,000

Accounts receivable, less allowance for doubtful
        accounts of $375,000 in 1998 and $325,000 in 1997              28,025,000    26,165,000

Inventories:

        Raw materials                                                  11,818,000     8,147,000

        Work in process                                                 5,492,000     4,978,000

        Finished goods                                                  5,234,000     4,643,000

                                                                       22,544,000    17,768,000

Prepaid expenses                                                        5,187,000     5,015,000

Net assets of discontinued operations                                        --       8,857,000

TOTAL CURRENT ASSETS                                                  62,111, 000    68,929,000

NET ASSETS OF DISCONTINUED OPERATIONS                                        --       2,335,000

EXCESS OF COST OVER NET ASSETS OF ACQUIRED COMPANIES                      151,000       160,000

PROPERTY, PLANT AND EQUIPMENT, AT COST:

        Land and land improvements                                      2,560,000     2,392,000

        Buildings and leasehold improvements                           20,974,000    20,176,000

        Machinery and equipment                                        26,746,000    22,720,000

        Construction in progress                                             --       1,690,000

                                                                       50,280,000    46,978,000

        Less accumulated depreciation and amortization                 24,295,000    22,367,000

                                                                       25,985,000    24,611,000

OTHER ASSETS                                                            1,386,000     1,203,000

                                                                      $89,633,000   $97,238,000

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:

Accounts payable                                                      $ 7,063,000   $ 4,730,000

Customer deposits on orders in process                                  5,717,000     4,225,000

Accrued liabilities                                                     6,278,000     5,629,000

Income taxes                                                              889,000     1,851,000

Current portion of long-term debt                                       3,000,000     4,000,000

TOTAL CURRENT LIABILITIES                                              22,947,000    20,435,000

   LONG-TERM DEBT                                                            --       3,000,000

DEFERRED INCOME TAXES                                                   1,991,000     2,031,000

    COMMITMENTS (SEE NOTES)

STOCKHOLDERS' EQUITY:

        Common stock, $.05 par value; authorized 30,000,000 shares;
                issued 11,876,000 shares (1997-11,848,000)                593,000       592,000

     Capital in excess of par value                                    10,128,000     9,837,000

          Retained earnings                                            77,012,000    76,820,000

                                                                       87,733,000    87,249,000

          Less common stock held in
          treasury; 3,025,000 shares at cost (1997-2,500,000)          23,038,000    15,477,000

TOTAL STOCKHOLDERS' EQUITY                                             64,695,000    71,772,000

                                                                      $89,633,000   $97,238,000

     See accompanying notes.

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 1998, 1997 and 1996                               1998            1997            1996

CASH FLOWS FROM OPERATING ACTIVITIES:

        Net income                                                 $  3,485,000    $ 10,592,000    $  8,417,000

        Adjustments to reconcile net income
                to net cash provided by operating activities:

                Depreciation and amortization                         2,478,000       2,298,000       2,457,000

                Provision for losses on accounts receivable             207,000         110,000         136,000

                Change in net assets of discontinued operations       9,692,000        (468,000)       (314,000)

                Changes in assets and liabilities net of effects
                        from sale of facility:

                        Accounts receivable                          (2,067,000)     (2,953,000)       (540,000)

                        Inventories                                  (4,776,000)      2,380,000        (640,000)

                        Prepaid expenses                               (172,000)     (2,051,000)       (267,000)

                        Accounts payable and accrued liabilities      4,474,000        (818,000)     (2,706,000)

                        Income taxes payable                           (962,000)        147,000         921,000

        Increase (decrease) in deferred taxes                           (40,000)       (106,000)         34,000

        Pension liability adjustment                                       --           789,000         119,000

        Other                                                          (183,000)        168,000         452,000

NET CASH PROVIDED BY OPERATING ACTIVITIES                            12,136,000      10,088,000       8,069,000

CASH FLOWS FROM INVESTING ACTIVITIES:

        Proceeds from sale of business and facility                   1,500,000            --         2,000,000

        Proceeds from disposal of property,
                plant and equipment                                      76,000         133,000           5,000

        Capital expenditures                                         (3,919,000)     (3,557,000)     (1,189,000)

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                     (2,343,000)     (3,424,000)        816,000

CASH FLOWS FROM FINANCING ACTIVITIES:

        Sale of treasury stock at public offering                          --         7,953,000            --

        Repayment of short-term borrowings                                 --              --        (5,900,000)

        Principal payments of long-term debt                         (4,000,000)     (1,000,000)        (32,000)

        Sale of common stock under stock option plan                    292,000         296,000         290,000

        Purchase of common stock for the treasury                    (7,561,000)       (884,000)     (1,937,000)

        Dividends declared and paid                                  (3,293,000)     (2,944,000)     (2,643,000)

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                    (14,562,000)      3,421,000     (10,222,000)

        Net increase (decrease) in cash
                and cash equivalents                                 (4,769,000)     10,085,000      (1,337,000)

Cash and Cash Equivalents at Beginning of Year                       11,124,000       1,039,000       2,376,000

CASH AND CASH EQUIVALENTS AT END OF YEAR                           $  6,355,000    $ 11,124,000    $  1,039,000

        Supplemental cash flow information:

                Cash paid during the year for:

                        Interest                                   $    447,000    $    632,000    $    969,000

                        Income taxes                                  4,557,000       6,104,000       3,277,000

                                                                   $  5,004,000    $  6,736,000    $  4,246,000

     See accompanying notes.


                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                         SHELBY WILLIAMS INDUSTRIES, INC.

                                                                 Years Ended December 31, 1998, 1997 and 1996

                                               Common Stock                   Capital in                  Accumulated other
                                                 Shares                       excess of       Retained      comprehensive
                                                 issued          Amount       par value       earnings         income

BALANCE AT DECEMBER 31, 1995                  11,779,000    $    589,000    $  7,855,000   $ 63,398,000    $   (908,000)

Net income                                                                                    8,417,000

Other comprehensive income:

        Pension liability adjustment                                                                            198,000

        Tax expense                                                                                             (79,000)

Comprehensive income                                                                          8,417,000         119,000

Sale of common stock under
        stock option plan                         35,000           2,000         288,000

Common stock purchased for
        treasury (168,000 shares)

Cash dividends-$.30 per share                                                                (2,643,000)

BALANCE AT DECEMBER 31, 1996                  11,814,000         591,000       8,143,000     69,172,000        (789,000)

Net income                                                                                   10,592,000

Other comprehensive income:

        Pension liability adjustment                                                                          1,315,000

        Tax expense                                                                                            (526,000)

Comprehensive income                                                                         10,592,000         789,000

Sale of treasury stock at public offering
        (619,000 shares)                                                       1,399,000

Sale of common stock under
        stock option plan                         34,000           1,000         295,000

Common stock purchased for
        treasury (72,000 shares)

Cash dividends-$.32 per share                                                                (2,944,000)

BALANCE AT DECEMBER 31, 1997                  11,848,000         592,000       9,837,000     76,820,000           0

Net income and comprehensive income                                                           3,485,000

Sale of common stock under
        stock option plan                         28,000           1,000         291,000

Common stock purchased for
        treasury (525,000 shares)

Cash dividends-$.36 per share                                                                (3,293,000)

BALANCE AT DECEMBER 31, 1998                  11,876,000    $    593,000    $ 10,128,000   $ 77,012,000   $          0

                                               Treasury
                                                other
                                                stock,
                                               at cost           Total

BALANCE AT DECEMBER 31, 1995               $(19,210,000)    $ 51,724,000

Net income                                                     8,417,000

Other comprehensive income:

        Pension liability adjustment                             198,000

        Tax expense                                              (79,000)

Comprehensive income                                           8,536,000

Sale of common stock under
        stock option plan                                        290,000

Common stock purchased for
        treasury (168,000 shares)             (1,937,000)     (1,937,000)

Cash dividends-$.30 per share                                 (2,643,000)

BALANCE AT DECEMBER 31, 1996                 (21,147,000)     55,970,000

Net income                                                    10,592,000

Other comprehensive income:

        Pension liability adjustment                           1,315,000

        Tax expense                                             (526,000)

Comprehensive income                                          11,381,000

Sale of treasury stock at public offering
        (619,000 shares)                       6,554,000       7,953,000

Sale of common stock under
        stock option plan                                        296,000

Common stock purchased for
        treasury (72,000 shares)                (884,000)       (884,000)

Cash dividends-$.32 per share                                 (2,944,000)

BALANCE AT DECEMBER 31, 1997                 (15,477,000)     71,772,000

Net income and comprehensive income                            3,485,000

Sale of common stock under
        stock option plan                                        292,000

Common stock purchased for
        treasury (525,000 shares)             (7,561,000)     (7,561,000)

Cash dividends-$.36 per share                                 (3,293,000)

Balance at December 31, 1998              $(23,038,000)     $ 64,695,000


See accompanying notes.

December 31, 1998, 1997 and 1996

Summary of Significant Accounting Policies

DESCRIPTION OF BUSINESS

     Shelby Williams designs, manufactures and distributes products for the contract furniture market. The Company has a significant position in the hospitality and food service markets through its "Shelby Williams" seating line, "King Arthur" line of function room furniture and "Sterno" accessories. It serves the health care, university, and other institutional markets through its "Thonet" division with health care and university furniture, including chairs, tables, and other institutional products. The Company also processes and distributes vinyl wallcoverings for residential, hotel and office use under the name "Sellers & Josephson."

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany items and transactions are denominated in U.S. dollars and have been eliminated in consolidation.

REVENUE RECOGNITION

Sales are recognized when the products are shipped.

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

INVENTORIES
Inventories are carried at the lower of cost or market, determined by the last-in, first-out (LIFO) method. The current replacement cost of inventories exceeded carrying value by approximately $ 10,828,000 at December 31, 1998 and $9,997,000 at December 31, 1997.

As a result of the difference between the method of allocating the cost of acquisitions in 1976, 1987 and 1988 for financial reporting purposes, and the method used for income tax purposes, the Company's tax basis in the inventories is approximately $ 20,204,000 at December 31, 1998 and $ 22,278,000 at December 31, 1997. Related 1998 disposition cost of $ 616,000 was not a deduction for tax.

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

COMMITMENTS

LEASES
The Company leases certain manufacturing facilities under operating leases which expire over the next seven years. The Company also leases showroom space under operating leases expiring over the next five years.

Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1998 are:

Year ending December 31,
1999      $  1,058,000
2000           968,000
2001           573,000
2002           532,000
2003           469,000

Subsequent to 2003 62,000 Total minimum lease payments $ 3,662,000 Total rental expense for all operating leases aggregated $ 1,899,000 in 1998, $ 1,955,000 in 1997, and $ 1,912,000 in 1996.

SHORT-TERM BORROWINGS
The Company has unsecured lines of credit amounting to $20,000,000 at interest rates of prime or less. At December 31, 1998, all of these lines were unused.

LONG-TERM DEBT
Long-term debt at December 31, 1998, and 1997 consisted of the following:

                                           1998         1997
7.8% senior notes due in quarterly
installments through July 1999       $3,000,000   $7,000,000

Less amounts due within one year      3,000,000    4,000,000

                                     $     --     $3,000,000

The terms of the senior note agreement contain certain restrictions. At December 31, 1998, the Company was in compliance with all such restrictions. The final $863,000 of a capitalized lease obligation was discharged by assignment with sale of the related facility in August 1996.

COMMON STOCK INFORMATION (UNAUDITED)

The following table sets forth the high and low sales prices of the Company's common stock as reported by the New York Stock Exchange.

Sales Prices           High         Low
  1998  1st Quarter   17 1/8     14 5/8
        2nd Quarter   16 1/8     14 5/8
        3rd Quarter   15 3/4     11 7/8
        4th Quarter   13 1/8     11 7/8
  1997  1st Quarter   17 7/8     11 7/8
        2nd Quarter   14 3/8     11 3/8
        3rd Quarter   19 7/8     13 3/4
        4th Quarter   20 5/8     14 3/4

At December 31, 1998, there were approximately 3,000 holders of record of the Company's common stock, including individual participants in security position listings.

The Company declared and paid cash dividends on its common stock during the last two fiscal years as follows:

    Period          Cash Dividend per Common Share
                      1998               1997
  1st Quarter       $  0.09           $  0.08
  2nd Quarter          0.09              0.08
  3rd Quarter          0.09              0.08
  4th Quarter          0.09              0.08
                    $  0.36           $  0.32

QUARTERLY RESULTS (UNAUDITED)
Summarized quarterly results for the two years ended December 31, 1998 follows (dollars in thousands, except for per share amounts):

                                                                  1998                                          1997
                                                 FOURTH     THIRD      SECOND      FIRST       FOURTH    THIRD       SECOND   FIRST
Net sales                                      $ 44,237   $ 42,387   $ 40,829    $ 38,484   $ 41,966   $ 39,608   $ 39,749  $ 36,456

Gross profit                                     10,962     10,095      9,937       8,555     10,256      9,435      9,182     8,057

Income from continuing operations                 3,120      2,727      2,689       2,078      2,862      2,532      2,450     1,833

Net income (loss)                                 3,120      2,727     (4,476)      2,114      2,985      2,734      2,707     2,166

Income (loss) per share (basic and diluted):

    Continuing operations                          0.35       0.30       0.29        0.22       0.31       0.27       0.26      0.21

    Net income (loss)                              0.35       0.30      (0.49)       0.23       0.32       0.29       0.29      0.25

STOCK OPTION PLANS
Under the Company's incentive stock option plan and directors' stock option plan, options are granted to key employees and directors to purchase the Company's common stock at not less than fair market value at date of grant. At December 31, 1998 and 1997, there were 276,000 and 308,000 shares, respectively, reserved for issuance under the plans. Of options granted, 20,000 in 1997 and 16,000 in 1996 have five year terms and vest and become fully exercisable at the end of six months service. The remaining options granted in 1997 and 1996 and all of the options granted in 1998 have five year terms and vest and become exercisable in 1/3 increments after 15 months, 30 months, and 45 months, respectively, of continued employment.

The intrinsic value method is used in accounting for stock-based awards under the Company's stock option plans. Because the exercise price of the Company's stock options at least equals the market price of the under-lying stock on the date of grant, no compensation expense is recognized.

A summary of the Company's stock option activity, and related information for years ended December 31 follows:

                                        1998                               1997                                1996
                                Options    Weighted-Average       Options      Weighted-Average        Options     Weighted-Average
                                (000)      Exercise Price          (000)       Exercise Price           (000)       Exercise Price
Outstanding-beginning of year    217       $     12.17               147     $      9.97                  119       $       8.30

Granted                           43             16.69               107           13.96                   63             12.25

Exercised                        (28)            10.37               (34)           8.61                  (35)             8.38

Forfeited                         (4)            14.00                (3)           8.38                   --                --

Outstanding-end of year          228       $     13.21               217     $     12.17                  147       $      9.97

Exercisable at end of year       111       $     11.62                88     $     10.89                   79       $      9.14

Weighted-average fair
value of options granted
during  the year              $ 5.17                         $      4.05                          $      3.68

Exercise prices for options outstanding as of December 31, 1998 ranged from $7.94 to $8.73 for 33,000 options and $12.12 to $18.15 for 195,000 options, with weighted-average exercise prices of $8.03 and $14.10, respectively. The weighted-average remaining contractual life of those options is 1 year and 3 years, respectively, or 2.7 years as a whole. Exercise prices for options exercisable at December 31, 1998 ranged from $7.94 to $8.73 for 33,000 shares and $12.12 to $15.25 for 78,000 shares, with weight-average exercise prices of $8.03 and $13.15, respectively.

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996, 1997 and 1998, respectively: risk-free interest rates of 6.5%, 6.2% and 5.3%; dividend yields of 2.7%, 2.6% and 2.2%; volatility factors of the expected market price of the Company's common stock of .32, .31 and .35; and a weighted-average expected life of the option of five years.

The effect of applying the fair value method to the Company's stock-based awards results in net income and earnings per share that are not materially different from amounts reported. The assumed dilutive effect of stock options, which were the only dilutive securities outstanding in 1998, 1997 and 1996, was 30,000, 52,000 and 33,000 shares, respectively.

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

At December 31, 1995, accrued liabilities included $439,000 related to the plan. These costs were paid and charged against the liability in 1996, completing the plan. In 1996, revenues and net operating income for the upholstery business that was sold amounted to $5,858,000 and $182,000, respectively.

DISCONTINUED OPERATIONS
On July 14, 1998, the Company's Board of Directors approved management's plan to discontinue the Company's distribution operations of textile and floor covering products manufactured by outside suppliers. Of the two businesses comprising these operations, one was sold and one was liquidated. The plan was completed in December, 1998. During the second quarter 1998, the Company recorded a loss on the disposition of these operations of $9,698,000, or $7,081,000 after taxes, including a provision for losses prior to disposal, which is summarized below:


Reduction of inventory value                          $4,706,000
Reduction of property to net realizable value          2,198,000
Reduction of accounts receivable and prepaids value      629,000
Other liabilities                                      1,445,000
Losses through disposition                               720,000
Total                                                  9,698,000
Income tax benefit                                     2,617,000
                                                      $7,081,000

The operating results of the discontinued operations are summarized as follows:

Year ended December 31,                      1998           1997           1996
Net sales                                $ 6,981,000    $21,849,000   $22,950,000
Income (loss) before
    income taxes                             (77,000)     1,474,000     1,052,000
Income taxes (benefit)                       (29,000)       559,000       391,000
Net income (loss)                            (48,000)       915,000       661,000
Net income (loss) per share                    (0.01)          0.10          0.08
Net income (loss) per
    share-assuming dilution                    (0.01)          0.10          0.07

The net assets of the discontinued operations follows:

As of December 31,                                               1997
Current assets                                               $ 9,947,000
Current liabilities                                            1,090,000
Net assets of discontinued operations, current               $ 8,857,000
Property, net                                                $ 2,235,000
Net assets of discontinued operations, non-current           $ 2,235,000

The consolidated financial statements of the Company have been restated to reflect the results of operations and net assets of these operations as a discontinued operation in accordance with generally accepted accounting principles. The losses recorded on the disposition of these operations were not materially different from those incurred on the actual amounts realized in the sale and liquidation process.

RETIREMENT PLANS
The Company has several defined pension plans covering essentially all of its employees in the United States. These plans held 66,000 shares of the Company's common stock at December 31, 1998 and December 31, 1997.

Weighted-average assumptions used in the accounting were as follows:


As of December 31,                    1998      1997

Discounts rates                       7.0%      8.3%
Rates of compensation increase        3.5%      3.5%
Expected return on plan assets        8.5%      8.5%

Components of net periodic benefit cost are as follows:

Year ended December 31,                                1998            1997           1996
Benefit cost:
Service cost                                       $ 1,062,000    $   964,000    $   966,000
Interest cost                                        1,496,000      1,354,000      1,151,000
Expected return on
    plan assets                                     (1,654,000)    (1,350,000)    (1,143,000)
Amortization:
    Transition asset                                   (25,000)       (25,000)       (25,000)
    Net actuarial loss                                    --           38,000        102,000
Net benefit cost                                     $ 879,000    $   981,000    $ 1,051,000


Changes in plan assets and benefit obligation, indicating the end of year funded status and prepaid pension, included in prepaid expenses of the accompanying consolidated balance sheets, were as follows:


Year ended December 31,                  1998             1997
Fair value of plan assets:

Beginning of year                   $ 19,485,000    $ 15,142,000

Actual return on plan assets           2,318,000       3,169,000

Employer contribution                  1,462,000       1,858,000

Benefits paid                           (809,000)       (684,000)

End of year                           22,456,000      19,485,000

Benefit obligation:

Beginning of year                     18,484,000      15,983,000

Service cost                           1,062,000         964,000

Interest cost                          1,496,000       1,354,000

Actuarial loss                         3,859,000         867,000

Benefits paid                           (809,000)       (684,000)

End of year                           24,092,000      18,484,000

Funded status                         (1,636,000)      1,001,000

Unrecognized net asset                  (137,000)       (163,000)

Unrecognized net loss                  4,184,000         989,000

Unrecognized prior service cost           60,000          61,000

Prepaid pension at end of year      $  2,471,000    $  1,888,000

The Company has an employee stock ownership plan covering essentially all salaried employees. The contributions were $83,000 for 1998, $69,000 for 1997, and $63,000 for 1996. The plan held 52,000 shares of the Company's common stock at December 31, 1998 and 44,000 shares at December 31, 1997.

Retirement plan expense was $962,000, $1,050,000, and $1,114,000 for 1998, 1997,
and 1996 respectively.

OPERATING SEGMENTS

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". Applying the criteria from this statement, the Company has three segments. The hotel and foodservice furniture segment manufactures and distributes chairs, tables, and guest, banquet and function room furnishings, along with specialty items for banquet use, for the hospitality market. The healthcare and university furniture segment produces and markets seating products used for healthcare, university and other institutional facilities. The wallcoverings segment processes and distributes vinyl wallcoverings for the hospitality and other markets.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Cash and cash equivalents are considered corporate assets and interest expense and interest income are unallocated. Intersegment sales are not significant. The Company evaluates performance based on income before income taxes.

The Company's segments are strategic business units that offer different products or serve different markets. They are managed separately because each requires different technology and marketing strategies, which are coordinated to the extent practical.

Segment information follows:

                             December 31,   Hotel and    Healthcare
                              and year     foodservice  and university
                             then ended    furniture      furniture       Wallcoverings        Totals
Net sales:                      1998   $ 126,726,000   $ 23,478,000    $   15,733,000    $  165,937,000

                                1997     117,707,000     24,868,000        15,204,000       157,779,000

                                1996     113,436,000     22,135,000        13,910,000       149,481,000

Depreciation and amortization:  1998       1,564,000        431,000           483,000         2,478,000

                                1997       1,396,000        417,000           485,000         2,298,000

                                1996       1,501,000        419,000           537,000         2,457,000

Segment profit:                 1998      13,990,000      1,022,000         1,645,000        16,657,000

                                1997      11,991,000      1,178,000         1,582,000        14,751,000

                                1996      10,626,000        504,000         1,297,000        12,427,000

Capital expenditures:           1998       2,390,000        684,000           845,000         3,919,000

                                1997       2,737,000        465,000           355,000         3,557,000

                                1996         751,000        115,000           323,000         1,189,000

Segment assets:                 1998      59,685,000     15,797,000         7,796,000        83,278,000

                                1997      52,387,000     15,346,000         7,189,000        74,922,000

Reconciliation of segment profits to consolidated income from continuing operations before income taxes, follows:



Year Ended December 31,                                                 1998            1997             1996
Total profit for segments                                          $ 16,657,000    $ 14,751,000    $ 12,427,000

Unallocated:

        Interest expense                                               (391,000)       (622,000)       (969,000)

        Interest income                                                 539,000         614,000          18,000

Income from continuing
        operations before
        income taxes                                               $ 16,805,000    $ 14,743,000    $ 11,476,000

Reconciliation of segment assets to consolidated assets, follows:

As of December 31,                          1998             1997
Total assets for segments               $83,278,000     $74,922,000
Net assets of discontinued operations          --        11,192,000
Cash and cash equivalents                 6,355,000      11,124,000
Consolidated assets                     $89,633,000     $97,238,000

Geographic information for net sales follows:


Year ended December 31,            1998           1997           1996
Net sales:
United States                  $151,727,000   $140,834,000   $135,025,000
Foreign (exports)                14,210,000     16,945,000     14,456,000
Total                          $165,937,000   $157,779,000   $149,481,000

Geographic information for long-lived assets follows:


As of December 31,          1998          1997
Long-lived assets:
United States        $23,070,000   $21,527,000
Mexico                 3,066,000     3,244,000
Total                $26,136,000   $24,771,000

Income Taxes

Deferred income tax liabilities (assets) for differences in tax bases and amounts in the financial statements were as follows:

As of December 31,                       1998          1997
Current:
   Allocated costs of
      acquisition inventories       $   796,000     $1,005,000
   Prepaid pension                      850,000        763,000
   Other-net                         (1,641,000)      (368,000)

Total included in current
   income taxes                           5,000      1,400,000

Noncurrent:
   Property, plant and equipment      1,991,000      2,031,000

Net deferred tax liabilities        $ 1,996,000     $3,431,000

The components of income tax expense are as follows:

Year ended December 31,             1998         1997         1996
Current:

        Federal              $ 6,806,000   $4,414,000    $2,790,000

        State                    820,000      512,000       457,000

                               7,626,000    4,926,000     3,247,000

Deferred:

        Federal               (1,435,000)     140,000       473,000

                              $6,191,000   $5,066,000    $3,720,000


Income tax expense differs from amounts computed by applying the Federal statutory tax rate to income before income taxes as follows:


Year ended December 31,                 1998            1997            1996
Statutory rate                   $ 5,714,000     $ 5,013,000     $ 3,902,000

State income taxes, net
        of Federal tax benefit       541,000         337,000         302,000

Other                                (64,000)       (284,000)       (484,000)
                                 $ 6,191,000     $ 5,066,000     $ 3,720,000

Effective rate                         36.8%           34.4%           32.4%

Report of Independent Auditors

ERNST & YOUNG LLP

The Board of Directors and Stockholders
Shelby Williams Industries, Inc.

We have audited the accompanying consolidated balance sheets of Shelby Williams Industries, Inc., as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shelby Williams Industries, Inc., as of December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                                  ERNST & YOUNG LLP


January 29, 1999
Atlanta, Georgia

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES
The Company's short-term cash needs are primarily for working capital to support its accounts receivable and inventory requirements. The Company has historically financed its short-term liquidity needs with internally generated funds and short-term bank borrowings. At December 31, 1998, the Company had $ 39.2 million of working capital and $ 20.0 million of unused short-term bank credit lines.

At December 31, 1998, total debt of $ 3.0 million amounted to only 4% of total capitalization. The indebtedness consisted of a note payable to an institutional investor bearing interest at an annual rate of 7.8%. Amortization of $ 1.0 million per quarter continues through July 1999. Pursuant to the terms of the note, a prepayment option is available only at a substantial penalty.

Net cash provided by operating activities was $ 12.1 million in 1998.

Net cash used by investing activities was $ 2.3 million in 1998, which included capital expenditures of $ 3.9 million consisting of $ 0.3 million to finish the installation begun in 1997 of a modern powder coating system completed in March 1998 at a total cost of $ 2.0 million, approximately $ 0.8 million for facilities expansion and improvements which increased wallcovering production capacity by about 25%, and the balance primarily for automated machinery. The Company plans to expend approximately $ 6 million in 1999 for additional automated machinery and facilities expansion including a state- of-the-art aluminum production facility and a new wood-finishing system. On July 14, 1998, the Company's Board of Directors approved management's plan to discontinue the Company's distribution operations of textile and floor covering products manufactured by outside suppliers. Of the two businesses comprising these operations, one was liquidated and one was sold. Cash proceeds from the sale amounted to $ 1.5 million. The plan was completed in December 1998. Proceeds from other disposals amounted to $ 0.1 million.

Net cash used by financing activities in 1998 was $ 14.6 million which principally reflects the repayment of $ 4.0 million of total indebtedness, the payment of $ 3.3 million in dividends and the repurchase of $ 7.6 million of treasury stock. The Company received $ 0.3 million for common stock issued under stock option plans.

The Company's stockholders' equity at December 31, 1998, was $ 64.7 million, or $ 7.31 per share. The Company purchased 525,000 shares of its common stock in 1998 for $ 7.6 million at an average repurchase price of $ 14.40 per share. These repurchases were made to be used for proper corporate purposes as authorized and unissued shares. The Company's Board of Directors has authorized the repurchase of an additional 420,000 shares of common stock. The Company may purchase these shares from time to time, depending on market conditions, in the open market or privately negotiated transactions. Inventories, excluding those of the discontinued operations, increased during the year 1998 by 26.9% to $
22.5 million. This was mainly due to a 7.5% increase in backlog of unshipped orders during the same period and the timing of receipt of raw material as reflected by the $ 2.3 million increase in accounts payable.

The Company operates a frame and component manufacturing plant in Mexico. The year-end carrying value of property, plant and equipment at this facility was $
3.1 million for 1998, $ 3.2 million for 1997, and $ 3.5 million for 1996. All items produced at the plant are shipped to facilities of the Company in the United States for further processing. The value of these transfers amounted to $
2.1 million in 1998, $ 2.3 million in 1997, and $ 2.1 million in 1996.

The Company believes that cash on hand, internally generated cash flows, and available credit lines will be adequate to support currently planned business operations both on a near-term and long-term basis.

IMPACT OF YEAR 2000
The Company does not have a significant amount of date- dependent software programs in its centralized information systems. Other systems, such as computer controlled machinery and even telephones may have Year 2000 problems with their computer chips. The Company's manufacturing operations are not significantly dependent on computer controlled machinery. The Company has inventoried all computer controlled equipment and assessed the exposure of each system to ensure all computer controlled equipment is Year 2000 compliant. Based upon this review, the Company believes that all critical equipment is compliant.

The Company has completed an assessment of its centralized information system and has modified or replaced portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The project, according to plan, has been completed. The Year 2000 project cost was approximately $ 163,000 of which approximately $ 118,000 was capitalized and the remainder expensed.

The Company believes that with modifications to existing software which have been completed and conversions to new software which have been made, the Year 2000 Issue will not pose significant operational problems for its computer systems. However, actual results could differ from those anticipated and have a material impact on the operations of the Company. In addition, disruptions in the general economy resulting from Year 2000 issues could also materially adversely affect the Company. The amount of potential lost revenue and additional cost cannot be reasonably estimated at this time. The Company has contingency plans for certain critical applications. These contingency plans involve, among other actions, manual workarounds and adjusting staffing strategies.

The Company's centralized information systems do not interface with third party systems. The Company has queried its significant suppliers, all of whose products are available from alternative sources. To date, the Company is not aware of any supplier with a Year 2000 issue that would materially impact the Company's results of operations, liquidity, or capital resources. However, the Company has no means of ensuring that its suppliers will be Year 2000 ready. The inability of suppliers to complete their Year 2000 resolution process in a timely fashion could materially impact the Company, the effect of which is not determinable.

This is a Year 2000 readiness disclosure entitled to protection as provided in the Year 2000 Information and Readiness Disclosure Act.

1998 COMPARED TO 1997
Net sales increased 5.2% to $ 165.9 million in 1998 from $ 157.8 million for 1997. This increase was due almost entirely to volume increases. Volume growth was primarily attributable to continued robust activity in the hospitality and foodservice markets. The Company's products sold in these markets include virtually all of its hotel and foodservice furniture, which amounted to $ 126.7 million in 1998, or a 7.7% increase from the prior year, and most of its wallcoverings, which increased 3.5% to $ 15.7 million. Reflecting consolidation within the healthcare industry in 1998, sales of healthcare and university furniture declined 5.6% to $ 23.5 million.

Notwithstanding ongoing economic difficulties in the export markets served by the Company, its overall business remains strong. In 1998, export sales decreased $ 2.7 million, or 16.1%, from 1997. The Company's position as market leader abroad leaves management confident that it will garner a significant share of export business as the international situation normalizes, although there can be no assurance in this regard. The Company's backlog of unshipped orders at December 31, 1998 increased 7.5%, to a year-end record of $ 34.2 million, compared to $ 31.8 million a year earlier.

Gross profit increased 7.1% to $ 39.5 million in 1998 from $ 36.9 million in 1997. The gross profit margin increased to 23.8% in 1998, compared to 23.4% in 1997, reflecting higher factory utilization rates and improved productivity resulting from recent investments in automated machinery.

Selling, general and administrative expenses increased 3.3% to $ 23.0 million in 1998 from $ 22.3 million in 1997. As a percentage of net sales, selling, general and administrative expenses decreased to 13.9% in 1998 from 14.1% in 1997, principally due to function of volume.

As a result of the factors described above, operating profit increased 12.9% to $ 16.6 million in 1998 from $ 14.7 million in 1997. The operating margin improved to 10.0% in 1998 compared to 9.3% in 1997.

Net interest income of $ 0.1 million in 1998, contrasted to net interest expense of almost nil in 1997, which reflects the reduction in outstanding indebtedness to $ 3.0 million at December 31, 1998 from $ 7.0 million at December 31, 1997.

The effective tax rate increased to 36.8% in 1998 from 34.4% in 1997 primarily due to increased state income taxes resulting, in part, from the effect of reduced export sales and loss of federal income tax benefits also related to export sales.


As a result of the foregoing, income from continuing operations increased 9.7% to $ 10.6 million in 1998, or $ 1.17 per share, compared to $ 9.7 million, or $
1.05 per share in 1997.

During the second quarter 1998, the Company recorded a loss on the disposition of the discontinued operations, indicated under Liquidity and Capital Resources above, of $ 9.7 million, or $ 7.1 million after taxes. These operations did not make a contribution to profits in 1998, and management believed they offered limited upside potential. The losses recorded on the disposition of these operations were not materially different from those incurred on the actual amounts realized in the sale and liquidation process. See Note to Consolidated Financial Statements captioned "Discontinued Operations." 1997 Compared to 1996 This comparison reflects restatement for operations discontinued in 1998.

Net sales increased 5.6% to $ 157.8 million in 1997 from $ 149.5 million in 1996. The Company divested its contemporary upholstered seating product line, Preview, and a related manufacturing facility in August 1996. See Note to Consolidated Financial Statements captioned "Restructuring Charge." Excluding Preview, net sales increased 9.9% to $ 157.8 million in 1997 from $ 143.6 million in 1996. Approximately 2% of this increase was due to increased pricing and favorable product mix with the remainder attributable to volume increases. Efforts to strengthen foreign marketing capability resulted in increased export sales for 1997 to $ 16.9 million, compared to $ 14.5 million in 1996. The demand for hotel rooms across the U.S. remained strong in 1997. As a result, lodging companies continued to build new hotels and refurbish older ones in order to remain competitive. New construction and refurbishing of hotels provide a market for the Company's products, allowing it to benefit from this major industry expansion. Sales of these products increased from 1996 to 1997 by 3.8%, or 9.4% excluding Preview, to $ 117.7 million for hotel and foodservice furniture, and 9.3% to $ 15.2 million for wallcoverings. Sales of healthcare and university furniture also increased from 1996, amounting to $ 24.9 million for 1997, or an increase of 12.3%. At December 31, 1997, the Company's backlog of unshipped orders was approximately $ 31.8 million, compared to $ 30.7 million at December 31, 1996.

Gross profit increased 7.1% to $ 36.9 million in 1997 from $ 34.5 million in 1996. The gross profit margin increased to 23.4% in 1997, compared to 23.1% in 1996, reflecting higher capacity utilization and favorable product mix.

Selling, general and administrative expenses were $ 22.3 million in 1997 and $
22.1 million in 1996. As a percentage of net sales, selling, general and administrative expenses decreased to 14.1% in 1997 from 14.8% in 1996. This decrease as a percentage of net sales was a function of volume and reflects the high selling, general and administrative expenses of Preview.

As a result of the factors described above, operating profit increased 18.4% to $ 14.7 million in 1997 from $ 12.4 million in 1996. The operating margin improved to 9.3% in 1997 compared to 8.3% in 1996. Excluding Preview, operating profits in 1997 and 1996 were $ 14.7 million and $ 12.2 million, respectively, and as a percentage of sales, were 9.3% and 8.5%, respectively.

Net interest expense in 1996 of $ 1.0 million was reduced to almost nil in 1997 as a result of reduced debt and increased cash equivalents.

The effective tax rate increased to 34.4% in 1997 from 32.4% in 1996 due to the absence of tax credits which were no longer available.

As a result of the foregoing, income from continuing operations for 1997 was $
9.7 million, a 24.8% increase over $ 7.8 million for 1996. Income per share from continuing operations increased 19.3% to $ 1.05 from $ .88 on 4.5% more average shares outstanding.